As filed with the Securities and Exchange Commission on April 9, 2002

                                                      Registration No. 333-82502

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-4


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------


                               AVISTA CORPORATION
             (Exact name of registrant as specified in its charter)

        WASHINGTON                        4931                   91-0462470
(State or other jurisdiction  (Primary Standard Industrial    (I.R.S. Employer
    of incorporation or        Classification Code Number)   Identification No.)
       organization)

                            1411 EAST MISSION AVENUE
                            SPOKANE, WASHINGTON 99202
                                 (509) 489-0500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  David J. Meyer, Esq.                                  J. Anthony Terrell, Esq.
   Avista Corporation                                   Thelen Reid & Priest LLP
1411 East Mission Avenue                                   40 West 57th Street
Spokane, Washington 99202                               New York, New York 10019
     (509) 495-4316                                          (212) 603-2108

        (Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

                                ----------------

                Approximate date of commencement of proposed sale
                        of the securities to the public:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                ----------------

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



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                   Subject to completion, dated April 9, 2002


PROSPECTUS


                               AVISTA CORPORATION

                                 EXCHANGE OFFER

                      AVISTA CORP. IS OFFERING TO ISSUE ITS

                       7.75% FIRST MORTGAGE BONDS DUE 2007
                                  (REGISTERED)

                               IN EXCHANGE FOR ITS

                       7.75% FIRST MORTGAGE BONDS DUE 2007
                                 (UNREGISTERED)

                  THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.
                   NEW YORK CITY TIME, , 2002 UNLESS EXTENDED

o    The new bonds will:

     o    bear interest at 7.75% per annum, and
     o    mature on January 1, 2007.

     These terms are the same as the terms of the old bonds. The new bonds will not be subject to any restrictions on transfer, except in certain circumstances relating to broker-dealers described in this prospectus.

o Avista Corp. will accept all bonds that bondholders properly tender and do not withdraw before the expiration of the exchange offer.

o You will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the exchange.

o Like the old bonds, the new bonds will be secured by a lien on Avista Corp.'s facilities for the generation, transmission and distribution of electric energy and for the storage and distribution of natural gas.

o The exchange offer is not conditioned on the tender of any minimum principal amount of old bonds.

o    There will likely be no public market for the new bonds.

                                ----------------


SEE "RISK FACTORS" BEGINNING ON PAGE 11 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION CONCERNING THIS EXCHANGE OFFER.


                                ----------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                          , 2002

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                                RED HERRING TEXT

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to exchange these securities and it is not soliciting an offer to exchange these securities in any jurisdiction in which the offer or exchange is not permitted.
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                                TABLE OF CONTENTS

                                PAGE                                        PAGE
                                ----                                        ----


Summary............................3    Bank Credit Agreements................38

Risk Factors......................11    Certain U.S. Federal Income Tax
                                          Considerations......................39
Avista Corporation................13
                                        Plan Of Distribution..................42
Use of Proceeds...................16
                                        Where You Can Find More Information...43
Certain Regulatory Matters........16
                                        Safe Harbor for Forward-Looking
The Exchange Offer................19      Statements..........................44

Description of the New Bonds......27    Legal Matters.........................45

                                        Experts...............................45



THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT AVISTA CORP. THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. SEE WHERE YOU CAN FIND MORE INFORMATION. YOU MAY OBTAIN COPIES OF DOCUMENTS CONTAINING SUCH INFORMATION FROM US, WITHOUT CHARGE, BY EITHER CALLING OR WRITING TO US AT:

                           AVISTA CORPORATION
                           1411 EAST MISSION AVENUE
                           SPOKANE, WASHINGTON 99202-2600
                           ATTENTION:  TREASURER
                           TELEPHONE:  (509) 489-0500

IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST DOCUMENTS FROM US NO LATER
THAN              , 2002, WHICH IS FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE
OF THE EXCHANGE OFFER ON              , 2002.

                              --------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE LETTER OF TRANSMITTAL IN CONNECTION WITH THE EXCHANGE OFFER.

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OTHER THAN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO EXCHANGE THE NEW BONDS AND IT IS NOT SOLICITING AN OFFER TO EXCHANGE THE NEW BONDS IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER IS NOT PERMITTED.

                                     SUMMARY

     This summary, which is presented solely to furnish limited introductory information regarding Avista Corporation (Avista Corp. or the Company), the exchange offer and the new bonds, has been selected from the detailed information contained elsewhere in this prospectus (including the documents incorporated by reference). This summary does not contain all of the information that you should consider before making a decision to participate in the exchange offer. The terms "we", "us" and "our" refer to Avista Corp. and, when applicable, its subsidiaries. You should read the entire prospectus carefully, including the detailed financial and other information incorporated by reference in this prospectus and the information contained in the section entitled RISK FACTORS.

                               AVISTA CORPORATION

GENERAL


     Avista Corp., which was incorporated in the State of Washington in 1889, is an energy company involved in the generation, transmission and distribution of energy as well as other energy-related businesses. Avista Utilities, which is an operating division of Avista Corp. and not a separate entity, represents the regulated utility operations that provide electric and natural gas service to customers in four western states. We also have subsidiaries involved in energy trading and marketing and information and technology businesses. Our corporate headquarters are in Spokane, Washington, which serves as the Inland Northwest center for manufacturing, transportation, health care, education, communication, agricultural and service businesses.

     Avista Utilities provides retail electricity distribution and transmission services to a total of approximately 317,000 customers in eastern Washington and northern Idaho, and retail natural gas distribution service to approximately 284,000 customers in parts of Washington, Idaho, Oregon and California. Avista Utilities anticipates residential and commercial electric load growth to average between 2.0% and 3.0% annually for the next five years and natural gas load growth, including transportation volumes, to average for the next five years between 1.5% and 2.0% annually in the Washington and Idaho service area and between 2.0% and 3.0% annually in the Oregon and South Lake Tahoe service areas. In addition to providing electric transmission and distribution services, Avista Utilities generates electricity for sales to retail customers. It owns and operates eight hydroelectric projects, a wood-waste fueled generating station and a two-unit natural gas-fired combustion turbine generating facility. Avista Utilities also owns a 15% share in a two-unit coal-fired generating facility and leases and operates a two-unit natural gas-fired combustion turbine generating facility. These facilities have a maximum capacity of approximately 1,480 megawatts ("MW"), of which 65% is hydroelectric and 35% is thermal. We also plan to add new generation assets in 2002 with the expected completion of the Coyote Springs 2 project near Boardman, Oregon, and the addition of two small generation facilities. Avista Utilities also provides open access transmission services and engages in wholesale sales and purchases of electric capacity and energy.

     Avista Corp.'s Energy Trading and Marketing line of business excludes Avista Utilities' regulated utility operations, and is comprised of Avista Energy, Inc. ("Avista Energy") and Avista Power, LLC ("Avista Power"). Avista Energy is an electricity and natural gas trading and marketing business. Avista Power has a 49% ownership interest in a 270 MW natural gas-fired combustion turbine plant in Rathdrum, Idaho, which commenced commercial operation in September 2001. Avista Power is also in the process of constructing the Coyote Springs 2 power plant and completed the sale of 50% of its interest in the plant to an affiliate of Mirant Americas Development, Inc. in December 2001. Upon the planned completion of the plant in the third quarter of 2002, Avista Power's 50% ownership interest will be transferred to Avista Corp. to be operated as an asset of Avista Utilities.


                               RECENT DEVELOPMENTS

RECOVERY OF PURCHASED POWER COSTS


     Beginning in the second quarter of 2000, the price of power in the wholesale markets of the western United States increased considerably and became much more volatile. In the second half of 2000 and continuing through 2001, we were required to purchase above-normal amounts of power in the wholesale market to meet our retail demand. This was primarily due to the reduced availability of hydroelectric resources as a result of low streamflow conditions. The combination of high wholesale market prices and increased amounts required to be purchased increased power supply costs to amounts far in excess of the amounts recovered from retail customers under existing rates prevailing while the high costs were being incurred.

     In August 2000 the Washington Utilities and Transportation Commission ("WUTC") issued an order permitting us to record as an expense on our income statement only that portion of our power supply costs which was being recovered from retail customers under existing rates. Under the WUTC order, we were permitted to "defer" the recognition in our income statement of 100% of the portion of our power supply costs which was in excess of the level then being recovered from retail customers. Instead, we were allowed to record these excess costs as a "deferred charge" on our balance sheet for possible recovery in the future. We already had similar authority in Idaho under a previously established power cost adjustment mechanism ("PCA") that allows 90% of excess costs to be deferred.

     Our deferral balances had reached levels that made it necessary for the Company to file for rate increases with the WUTC and the Idaho Public Utility Commission ("IPUC") as described below.

     As of December 31, 2001, the total amount expended for excess power supply costs which has been deferred on our balance sheet was $213.3 million, of which $140.2 million was attributable to Washington customers and $73.1 million was attributable to Idaho customers.


REQUESTED ELECTRIC RATE INCREASES


     September 2001 WUTC Order. In September 2001, the WUTC issued an order approving a 25% temporary electric rate surcharge, subject to refund, for all classes of Washington customers, for a period of 15 months commencing October 2001. The order also terminated the previously approved deferred accounting mechanism, as of January 1, 2002. We had requested a 36.9% surcharge over a period of 27 months. It was originally estimated that the order would allow us to reduce the deferred power cost balance by $125 million. This included the receipt of $71 million in additional revenue from the surcharge ($10.2 million was recovered during 2001) and the accelerated amortization of $54 million of a deferred non-cash credit on our balance sheet in October 2001. The amount so credited, which was previously being amortized to revenue over a period of years, resulted from an unrelated matter. There is no direct impact on net income from either the surcharge or accelerated amortization of the deferred non-cash credit. The WUTC ordered us to file a general rate case in December 2001 to determine the prudency of our purchased power costs as well as to address other matters.

     October 2001 IPUC Order. In October 2001, the IPUC issued an order approving a 14.7% PCA surcharge, and extending an existing 4.7% PCA surcharge, for all classes of Idaho customers for 12 months commencing immediately. We currently estimate that the IPUC order will allow us to reduce the deferred power cost balance by approximately $58.2 million. Of this amount, approximately $23.6 million represents additional cash revenue and approximately $34.6 million relates to an unrelated non-cash credit for costs being amortized through the end of 2002. The IPUC indicated that it could, upon further review, authorize extensions of the surcharges. As in the case of the Washington surcharge, the Idaho PCA surcharge will have no material impact on net income.

     November 2001 WUTC Deferred Cost Filing. In November 2001, prior to filing our general rate case (which generally can take up to 11 months to be resolved), we filed a request with the WUTC for an expedited procedural schedule to address the prudence and recoverability of the Washington portion of our deferred purchased power costs incurred as of September 30, 2001. As discussed below, in March 2002, the WUTC approved the prudence and recoverability of 90% of deferred power costs incurred as of December 31, 2001.

     December 2001 WUTC General Rate Filing. On December 3, 2001, we filed a general rate case with the WUTC requesting, among other things:

     o an interim rate increase, subject to refund, of 10% above current electric prices (including the 25% temporary surcharge approved by the WUTC in September 2001) to offset increased costs that are in excess of those being recovered through existing rates;


     o the issuance of an order implementing a temporary deferred accounting mechanism to run from January 1, 2002 until the conclusion of the general rate case, to reflect cash spent to cover power supply-related costs to serve retail customer needs but not yet reflected in rates;

     o recovery of costs associated with the addition of the new Coyote Springs 2 power project and other electric generation projects built to serve retail customer needs;

     o establishment of a PCA mechanism to adjust electric rates up or down with changes in the market and in hydroelectric conditions, similar to the existing Idaho PCA mechanism that has been in place since 1989; and

     o    a 12.75% rate of return on common equity.




     December 2001 WUTC Order Granting Accounting Petition. In December 2001, the WUTC issued an order authorizing the Company to defer 90% of its excess power supply-related costs from January 1, 2002 until the conclusion of the general rate case. The ratemaking treatment of these costs remains the subject of the general rate case and are subject to final review and approval by the WUTC.

     March 2002 WUTC Order Regarding Deferred Cost Filings. In March 2002, the WUTC issued an order approving a settlement agreement reached among Avista Corp., the staff of the WUTC and other parties. This order approves the prudence and recoverability of 90% (or $196 million) of deferred power supply costs incurred by us during the period from July 1, 2000 through December 31, 2001. This also resulted in us recording as an expense an additional $21.8 million in power supply costs for the year ended December 31, 2001.

     Additionally, the WUTC order provides that the collection of the 25% temporary electric surcharge, approved by the WUTC in September 2001, will no longer be subject to refund. The order also modified the temporary electric surcharge such that one-fifth (or approximately $12 million in annual revenues) of the existing 25% surcharge will be applied to offset our general operating costs and the remainder (approximately $47 million in annual revenues) will continue to be applied as a recovery of deferred power costs. The WUTC also ordered a 6.2% (or $14.7 million in annual revenues) increase in base electric rates for Washington customers.


RECENT GAS COST ADJUSTMENTS


     In July 2001, we filed requests for purchased gas cost adjustments ("PGA") with the WUTC and the IPUC. Both the Washington PGA increase of 12.2% approved by the WUTC and the Idaho PGA increase of 11.5% approved by the IPUC became effective in August 2001. We estimate that these PGA rate changes will increase revenues by approximately $24.6 million for approximately one year. Total deferred purchased gas costs were approximately $52.7 million as of December 31, 2001. Based on current PGAs in place and current natural gas prices, we expect that the deferred natural gas cost balance will be fully recovered by December 2002. However, there will be no material impact on net income as natural gas costs are amortized to offset the increase in revenues.


ASSET SALES


     Coyote Springs 2. On December 12, 2001, we sold 50% of our interest in the Coyote Springs 2 project, representing 140 MW of a 280 MW combined-cycle natural gas-fired plant currently under construction near Boardman, Oregon to Mirant Americas Development, Inc. ("Mirant"). National Energy Production Corporation ("NEPCO"), a wholly-owned subsidiary of Enron Corporation, is the contractor responsible for the engineering, procurement and construction of the Coyote Springs 2 project. The project is planned to begin commercial operation in the third quarter of 2002. Avista Corp. and Mirant will share equally in the costs of construction, operation and output from the plant. As of December 31, 2001, we had invested approximately $92.5 million in the project, which has a total expected cost of $190 million. Upon commercial operation, Avista's portion of the output will be dedicated to Avista Utilities' retail customers.


     Combustion Turbines. In November 2001, our subsidiary, Avista Power, announced its intention to sell three combustion turbine units being manufactured by General Electric Company. The expected proceeds will be approximately $46 million in cash over a period commencing November 2001 and continuing through July 2002. We recorded an $8.2 million pre-tax impairment charge related to these assets in September 2001.


     Avista Communications. In September 2001, we announced our intention to dispose of our interest in Avista Communications, our telecommunications affiliate, and thereby exit from the telecommunication service provider business. To date we have announced dispositions of assets and operations in Idaho, Montana, Washington and Wyoming. The divestiture is expected to be completed during the first half of 2002. As a result of such divestitures, we recorded a $58.4 million pre-tax impairment charge related to these operations in September 2001.

RATINGS DOWNGRADE


     In December 2001, Fitch, Inc. downgraded our credit ratings. Among those ratings downgraded was our senior secured debt, which was downgraded from BBB with a negative outlook to BBB- with a stable outlook. In October 2001, Moody's Investor Service and Standard & Poor's downgraded our credit ratings. Among those ratings downgraded was our senior secured debt, which was downgraded from Baa1 to Baa3 with a negative outlook by Moody's Investor Service and from BBB to BBB- with a negative outlook by Standard & Poor's. Also downgraded was our overall corporate credit rating, which is now rated Ba1 with a negative outlook by Moody's Investor Service and BB+ with a negative outlook by Standard & Poor's.


ENRON EXPOSURE


     Both Avista Energy and Avista Corp. (through the Avista Utilities division) engage in physical and financial transactions for the purchase and sale of electric energy and capacity and natural gas. Both companies had done considerable business and had short-term and long-term contracts with several affiliates of Enron Corporation ("Enron"). In December 2001, Enron and certain of its affiliates filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The bankruptcy filing constituted an event of default under contracts between Avista Corp. and Avista Energy, respectively, and certain Enron affiliates. As a result, Avista Corp. and Avista Energy terminated all of these contracts and suspended trading activities with Enron and its affiliates. Avista Energy's long-term contracts with Enron affiliates also were terminated entirely.

     As of December 31, 2001, Avista Corp. and Avista Energy had net accounts receivable from Enron and its affiliates of $3.1 million and $14.1 million, respectively.

     Avista Corp.'s and Avista Energy's contracts with each Enron affiliate provide that, upon termination, the net settlement of accounts receivable and accounts payable with such entity will be netted against the net mark-to-market value of the terminated forward contracts with such entity. We currently estimate that, for each of Avista Corp. and Avista Energy, netting the mark-to-market liability against the defaulted net accounts receivable will result in no significant loss due to non-collection from the Enron affiliates. We further estimate that the net mark-to-market liability to Enron entities in respect of terminated forward contracts of Avista Corp. and Avista Energy, taken together, exceeds total net accounts receivable from these entities by less than $30 million. Any claims by the Enron entities for amounts we might owe in respect of the terminated forward contracts would be subject to any defenses and counterclaims which we may have.

     Our estimates of the mark-to-market values of terminated forward contracts are based on available broker quotes for the respective periods, and on assumptions as to future market prices and other information. While we believe that our assumptions are reasonable, they are subject to change and ultimately could be challenged by the Enron entities or their bankruptcy trustees. The mark-to-market value of terminated contracts has not been firmly established and could result in undercollection that is not expected to be material to our financial condition or results of operations.

     NEPCO, a wholly-owned subsidiary of Enron and the contractor for the Coyote Springs 2 project, was not included in the initial bankruptcy filings made by Enron and its affiliates. However Enron guaranteed NEPCO's obligations, and the bankruptcy filing by Enron was an event of default under the Coyote Springs 2 construction contract. NEPCO and Coyote Springs 2, LLC, an entity formed for the purpose of constructing the Coyote Springs 2 plant, amended the construction contract to, among other things, authorize Coyote Springs 2, LLC to make immediate draws under a letter of credit posted to secure NEPCO's performance and to permit Coyote Springs 2, LLC to pay third-party subcontractors of NEPCO directly. Coyote Springs 2, LLC is continuing to assess the ability of NEPCO to perform its obligations under the construction contract and may need to exercise additional remedies in the event the impact of the Enron bankruptcy prevents NEPCO from performing its obligations under the construction contract.

     Avista Corp. is party to a power exchange arrangement which expires in 2016. Under this power exchange arrangement, Enron Power Marketing Inc. ("EPMI") (one of the Enron affiliates which filed for bankruptcy protection) purchases capacity from Avista Corp. and sells capacity to Spokane Energy LLC ("Spokane Energy"), a subsidiary of Avista Corp., formed in 1998 solely for the purpose of monetizing the long-term capacity contract between Portland General Electric ("PGE") and Avista Corp. Spokane Energy sells the related capacity to PGE, a subsidiary of Enron that has not been included in the bankruptcy filing to date and is in the process of being sold to another company. This power exchange arrangement was originally established for the purpose of monetizing a $145 million long-term capacity contract between Avista Corp. and PGE. EPMI assisted in setting up the monetization structure and acts as an intermediary to abide by certain regulatory restrictions that currently prevent Spokane Energy and Avista Corp. from dealing directly with each other. The transaction is structured such that Spokane Energy bears full recourse risk for a monetization loan (balance of $131.1 million as of December 31, 2001) that matures January 2015 with no recourse to Avista Corp. related to the loan. EPMI is obligated to pay approximately $150,000 per month to Avista Corp. for its capacity purchase and servicing functions related to this power exchange arrangement. EPMI defaulted on two payments totaling $300,000 owed to Avista Corp. prior to filing for bankruptcy. As a result, in December 2001, Avista Corp. and EPMI entered an agreement that allows Avista Corp. to continue receiving the monthly payments from EPMI while Avista Corp. evaluates alternatives with respect to EPMI's involvement in the transaction going forward.


                               THE EXCHANGE OFFER

GENERAL Avista Corp. is offering to exchange $1,000 in principal amount of new bonds for each $1,000 in principal amount of old bonds that bondholders properly tender and do not withdraw before the expiration date. Avista Corp. will issue the new bonds on or promptly after the expiration date. There is $150,000,000 in aggregate principal amount of old bonds outstanding. See THE EXCHANGE OFFER.

EXPIRATION DATE         The exchange offer will expire at 5:00 p.m., New York
                        City time, on , 2002 unless extended. If extended, the term "expiration date" will mean the latest date and time to which the exchange offer is extended. Avista
                        Corp. will accept for exchange any and all old bonds which are properly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

RESALE OF NEW BONDS     Based on interpretive letters written by the staff of
                        the Securities and Exchange Commission to companies other than Avista Corp., Avista Corp. believes that, subject to certain exceptions, the new bonds may generally be offered for resale, resold and otherwise transferred by any holder thereof, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. However, any holder who is an "affiliate" of Avista Corp. within the meaning of Rule 405 under the Securities Act would have to comply with these provisions unless an exemption was available.

                        If Avista Corp.'s belief is inaccurate, holders of new bonds who offer, resell or otherwise transfer new bonds in violation of the Securities Act may incur liability under that Act. Avista Corp. will not assume or indemnify holders against this liability.

CONDITIONS TO THE       Avista Corp. may terminate the exchange offer before the
 EXCHANGE OFFER         expiration date if it determines that its ability to
                        proceed with the exchange offer could be materially impaired due to

                        o    any legal or governmental action,
                        o    any new law, statute, rule or regulation, or
                        o any interpretation by the staff of the SEC of any existing law, statute, rule or regulation.

TENDER PROCEDURES -     If you wish to tender old bonds that are registered in
 BENEFICIAL OWNERS      the name of a broker, dealer, commercial bank, trust
                        company or other nominee, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

                        IF YOU ARE A BENEFICIAL HOLDER, YOU SHOULD FOLLOW THE INSTRUCTIONS RECEIVED FROM YOUR BROKER OR NOMINEE WITH RESPECT TO TENDERING PROCEDURES AND CONTACT YOUR BROKER OR NOMINEE DIRECTLY.

TENDER PROCEDURES -     If you are a registered holder of old bonds and you wish
 REGISTERED HOLDERS     to participate in the exchange offer, you must complete,
 AND DTC PARTICIPANTS   sign and date the letter of transmittal delivered with
                        this prospectus, or a facsimile thereof. If you are a participant in The Depository Trust Company and you wish to participate in the exchange offer, you must instruct
                        DTC to transmit to the exchange agent a message indicating that you agree to be bound by the terms of the letter of transmittal. You should mail or otherwise transmit the letter of transmittal or facsimile (or DTC message), together with your old bonds (in book-entry form if you are a participant in DTC) and any other required documentation to Citibank, N.A., as exchange agent.


GUARANTEED DELIVERY     If you are a registered holder of old bonds and you wish
 PROCEDURES             to tender them, but they are not immediately available
                        or you cannot deliver them or the letter of transmittal to the exchange agent prior to the expiration date, you must tender your old bonds according to special guaranteed delivery procedures. See THE EXCHANGE OFFER -
                        "Procedures for Tendering - Registered Holders and DTC
                        Participants - Registered Holders" on page 23.


WITHDRAWAL RIGHTS       You may withdraw tenders of old bonds at any time before
                        5:00 p.m., New York City time, on the expiration date.

CERTAIN FEDERAL INCOME  The exchange of new bonds for old bonds will not be a
 TAX CONSIDERATIONS     taxable event for U.S. federal income tax purposes. As a
                        result, you will not recognize any income, gain or loss with respect to the exchange.

EFFECT ON HOLDERS OF    If you are a holder of old bonds and do not tender your
 OLD BONDS              old bonds in the exchange offer, you will continue to
                        hold the old bonds and you will be entitled to all the rights and limitations applicable to the old bonds in the mortgage, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

CONSEQUENCES OF         All untendered old bonds will continue to be subject to
 FAILURE TO EXCHANGE    the restrictions on transfer provided for in the old
                        bonds. In general, the old bonds may not be offered or sold unless registered under the Securities Act of 1933, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities laws. Other than the new bonds being registered in connection with the exchange offer, we do not currently anticipate that we will register the old bonds under the Securities Act of 1933.

EXCHANGE AGENT          Citibank, N.A. is the exchange agent. Its telephone
                        number is 1-800-422-2066. Its address is 111 Wall
                        Street, 14th Floor/Zone 3, New York, New York 10043.

                                  THE NEW BONDS

OFFERED SECURITIES      $150,000,000 principal amount of 7.75% First Mortgage
                        Bonds due 2007

MATURITY DATE           January 1, 2007

INTEREST PAYMENT DATES  January 1 and July 1 of each year, beginning July 1,
                        2002

SECURITY; RANKING       The new bonds will be issued under Avista Corp.'s
                        Mortgage and Deed of Trust, dated as of June 1, 1939, as supplemented (the "mortgage") and will be secured by a lien on Avista Corp.'s facilities for the generation, transmission and distribution of electric energy and for the storage and distribution of natural gas. The new bonds will rank equally in right of payment with all of Avista Corp.'s current and future first mortgage bonds and senior in right of payment to all current and future unsecured senior indebtedness and subordinated indebtedness, which as of December 31, 2001 was $967.2 million. As of December 31, 2001, Avista Corp. had outstanding $533.5 million of first mortgage bonds.

ISSUANCE OF             Additional bonds may be issued under the mortgage on the
 ADDITIONAL BONDS       basis of 70% of the cost or fair value to Avista Corp.
                        (whichever is less) of property additions or on the basis of retired bonds or cash deposited with the trustee.

USE OF PROCEEDS         The net proceeds from the issuance and sale of the old
                        bonds are being used to retire maturing medium-term notes and other short-term indebtedness. We will not receive any proceeds from the issuance of the new bonds in the exchange offer.


                                  RISK FACTORS


You should read the RISK FACTORS section, beginning on page 11 of this prospectus, so that you understand the risks associated with an investment in securities of Avista Corp.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     We have selected the historical financial data shown below from the consolidated financial statements of Avista Corp. You should read this information along with the consolidated financial statements of Avista Corp. and the notes to those financial statements which are incorporated by reference into this prospectus.



                                                            Years Ended December 31,
                                        ------------------------------------------------------------------
                                          1997          1998          1999           2000           2001
                                          ----          ----          ----           ----           ----
                                                       (Thousands of Dollars except Ratios)
Income Statement Data:
    Operating Revenues:
        Avista Utilities........        $891,665    $1,049,212    $1,115,647    $1,512,101      $1,230,847
        Energy Trading and Marketing     247,028     2,408,734     6,695,671     6,531,551       5,000,955
        Information and Technology           792         1,318         2,266         5,732          13,815
        Other...................         163,598       231,483       122,303        32,937          16,385
        Intersegment eliminations         (1,149)       (7,440)      (33,488)     (176,744)       (252,155)
                                         -------       -------       -------        ------          ------
        Total...................      $1,301,934    $3,683,307    $7,902,399    $7,905,577      $6,009,847

    Income (Loss) from Operations
      (pre-tax):
        Avista Utilities........        $178,289      $143,153      $142,567        $3,177        $114,927
        Energy Trading and Marketing       6,577        22,826       (97,785)      250,196          94,669
        Information and Technology        (5,391)       (4,979)       (8,966)      (26,424)        (29,872)
        Other...................           9,962        12,033          (423)       (9,861)        (10,432)
                                           -----        ------          ----        ------         -------
        Total...................        $189,437      $173,033       $35,393      $217,088        $169,292

    Interest Expense ...........         $66,275       $69,017       $64,747       $68,255        $106,480
    Income from Continuing
       Operations Before
       Income Taxes.............         175,826       121,746        45,559       178,053          93,991
    Income from Continuing
       Operations...............         114,767        78,316        28,662       101,055          59,605
    Income (Loss) from
      Discontinued Operations...              30          (177)       (2,631)       (9,376)        (47,449)
    Net Income..................         114,797        78,139        26,031        91,679          12,156
    Preferred Stock Dividend
      Requirements..............           5,392         8,399(1)     21,392(1)     23,735(1)        2,432
    Common Stock Dividend.......         $69,390       $56,898       $18,301       $22,616         $22,765

Balance Sheet Data:
    Utility Plant in Service--Net     $1,433,123    $1,470,942    $1,500,837    $1,518,312      $1,565,642
    Total Assets:
        Avista Utilities........      $1,926,739    $2,004,935    $1,976,716    $2,143,791      $2,396,317
        Energy Trading and Marketing     212,868       955,615     1,595,470    10,271,834       1,506,185
        Information and Technology         2,221         2,492         6,312        14,429          26,891
        Other...................         268,703       285,625       114,929        96,362          86,514
        Discontinued Operations--
          Avista Communications.           1,254         4,969        20,067        50,665          21,316
                                           -----         -----        ------        ------          ------
        Total...................      $2,411,785    $3,253,636    $3,713,494   $12,577,081      $4,037,223

    Total Debt..................        $762,185      $730,022      $714,904      $931,966      $1,252,641
    Company-Obligated Mandatorily
      Redeemable Preferred
      Trust Securities..........         110,000       110,000       110,000       100,000         100,000
    Preferred Stock Subject to
      Mandatory Redemption......          45,000        35,000        35,000        35,000          35,000
    Convertible Preferred Stock.              --       269,227(1)    263,309            --              --
    Common Equity...............         748,812       488,034       393,499       724,224         720,063

Other Financial Data:
    Earnings Before Interest,
      Taxes, Depreciation and
      Amortization..............        $311,952      $261,087      $178,179      $312,244        $272,452
    Depreciation and Amortization        $69,851       $70,324       $67,873       $65,936          71,981
    Capital Expenditures........         $91,160      $106,270      $104,635      $173,160        $282,184
    Ratio of Earnings Before
      Interest, Taxes, Depreciation
      and Amortization to Fixed
      Charges (2)...............          4.71          3.78          2.75           4.57           2.56
    Ratio of Earnings to Fixed
      Charges (3)...............          3.49          2.66          1.66           3.45           1.84




(1) In December 1998, we converted shares of common stock for Convertible Preferred Stock, which was responsible for a number of changes in the data in 2000, 1999 and 1998 from 1997. (See Note 17 of Notes to Financial Statements in the Form 10-K.)

(2) "Earnings Before Interest, Taxes, Depreciation and Amortization", or EBITDA, represents income from continuing operations before interest expense (including related amortization), taxes based on income from continuing operations, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, we have presented EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. EBITDA is not a measure determined under generally accepted accounting principles. Also, as calculated above, EBITDA may not be comparable to similarly titled measures reported by other companies. "Fixed Charges" include interest (whether or not capitalized) and related amortization.
(3) "Earnings," as defined by Regulation S-K, represent the aggregate of (1) income from continuing operations before the cumulative effect of an accounting change, (2) taxes based on income from continuing operations,
     (3) investment tax credit adjustments--net and (4) fixed charges. "Fixed Charges" include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals.

                                  RISK FACTORS

     You should carefully consider the following factors in addition to the other information contained or incorporated by reference in this prospectus. The risks described in this section are those that we consider to be most significant to this exchange offer. If any of the following events occur, our business, financial condition or results of operation could be materially harmed.

WE HAVE SIGNIFICANT CASH REQUIREMENTS, SIGNIFICANT INDEBTEDNESS AND LIMITED CASH AVAILABLE.


     From the fourth quarter of 2000 through the end of 2001, our cash requirements for purchased power were greater than the related amounts paid to us by our retail customers. In addition to purchased power and operating expenses, we have continuing commitments for capital expenditures for construction, improvement and maintenance of facilities. We have incurred substantial levels of indebtedness, both short and long term, to finance these requirements and to otherwise maintain adequate levels of working capital. Debt service is another significant cash requirement. In addition, we have also made significant cash investments to finance the development of companies in our Information and Technology line of business. These cash outflows have substantially reduced cash available for our ordinary operating expenses through 2001.


WE NEED TO MAINTAIN ADEQUATE CREDIT WITH BANKS.


     We also need to maintain access to adequate levels of credit with our banks. Cash held by Avista Energy, one of our subsidiaries, is restricted by that company's credit agreement and is not generally available to Avista Corp. However, Avista Energy is permitted to make quarterly dividends, subject to certain "net worth" and "working capital" requirements, in an amount equal to 50% of Avista Energy's net earnings (in some cases after certain adjustments) during the immediately preceding fiscal quarter.


THE EXTENT TO WHICH THE CURRENT SURCHARGES AND THE PROPOSED WASHINGTON RATE INCREASE WILL OFFSET OUR DEFERRED ENERGY COST BALANCES WILL DEPEND ON A NUMBER OF FACTORS BEYOND OUR CONTROL.


     The temporary electric rate surcharge approved by the WUTC in September 2001, the settlement agreement approved by the WUTC in March 2002, and the PCA surcharge approved by the IPUC in October 2001 should allow us to reduce our deferred energy cost balances to approximately $150 million by the end of 2002. For reference, the total deferred electric energy cost balance at December 31, 2001 was approximately $213.3 million. The extent to which the amounts recovered under the surcharges and the proposed rate increase in Washington will be sufficient to offset the deferred cost balances will depend on a number of factors beyond our control, including, but not limited to, the availability of hydroelectric resources, outages of generation units, energy demand, energy prices in wholesale markets and possible additional rate relief of the type currently being sought.

WE ARE SUBJECT TO THE RISKS INHERENT IN THE UTILITY BUSINESS AND OUR CASH FLOW AND EARNINGS COULD CONTINUE TO BE ADVERSELY AFFECTED, BEYOND THE TERM OF ANY RATE INCREASES, DUE TO POTENTIAL HIGH PRICES AND VOLATILE MARKETS FOR PURCHASED POWER, INCREASED CUSTOMER DEMAND FOR ENERGY, RECURRENCE OF LOW AVAILABILITY OF OUR HYDROELECTRIC RESOURCES, OUTAGES OF OUR GENERATING FACILITIES OR A FAILURE TO DELIVER ON THE PART OF OUR SUPPLIERS.

     The utility business involves many operating risks. If Avista Utilities' operating expenses, including the cost of purchased power, significantly exceed the levels recovered from retail customers for an extended period of time, its cash flow and earnings would be negatively affected. Factors which could cause purchased power costs to be higher than currently anticipated include, but are not limited to, a return to high prices in Western wholesale markets during periods when Avista Utilities has insufficient power resources to meet its load requirements and/or high volumes of energy purchased in wholesale markets at prices above the amount recovered in retail rates due to:


     o increases in demand due, for example, either to weather or customer growth;


     o below normal energy generated by our hydroelectric resources due to low streamflow conditions;

     o extended outages of any of our thermal or other generating facilities or the transmission lines that deliver energy to load centers; and


     o failure to perform on the part of any party from which we purchase capacity or energy.

WE ARE SUBJECT TO THE COMMODITY PRICE RISK, CREDIT RISK AND OTHER RISKS ASSOCIATED WITH ENERGY MARKETS.

     In connection with matching loads and resources, Avista Utilities engages in wholesale sales and purchases of electric capacity and energy, and, accordingly, is also subject to commodity price risk, credit risk and other risks associated with these activities. Avista Utilities may also be exposed to refunds for wholesale power sales depending on the outcome of the FERC's retroactive price cap proceeding for the Pacific Northwest but would also have the opportunity to establish offsetting claims.

     Our subsidiary, Avista Energy, trades and markets electricity and natural gas, along with derivative commodity instruments, including futures, options, swaps and other contractual arrangements. As a result of these trading and marketing activities, we are subject to various risks, including commodity price risk and credit risk, as well as possible new risks resulting from the imposition of market controls by federal and state agencies. The FERC is conducting separate proceedings related to market controls within California and within the Pacific Northwest that include proposals by certain parties to retroactively impose price caps. The retroactive application of price caps could result in liabilities for refunding revenues recognized in prior periods. Avista Energy and other parties are vigorously opposing these proposals. If retroactive price caps were imposed, Avista Energy could develop offsetting claims.

     Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses. Although our models take into account the expected probability of default by counterparties, our actual exposure to a default by a particular counterparty could be greater than the models predict.

                               AVISTA CORPORATION

GENERAL


     Avista Corp., which was incorporated in the State of Washington in 1889, is an energy company involved in the generation, transmission and distribution of energy as well as other energy-related businesses. We also have subsidiaries involved in information and technology businesses. Our corporate headquarters are in Spokane, Washington, which serves as the Inland Northwest's center for manufacturing, transportation, health care, education, communication, agricultural and service businesses.


     Our operations are organized into four lines of business:

     o    Avista Utilities;

     o    Energy Trading and Marketing;

     o    Information and Technology; and

     o    Other.

     Avista Utilities, which is an operating division of Avista Corp. and not a separate legal entity, provides electric and natural gas service to customers in four western states and is subject to state and federal price regulation. Avista Capital, one of our wholly owned subsidiaries, owns all of the subsidiary companies engaged in the other lines of business.

BUSINESS STRATEGY

     Our strategy is to:

     o    improve cashflow and continue rebuilding our financial strength by:

          o pursuing a general rate increase in Washington to recover increased costs and the portion of our deferred power costs not being recovered by the surcharge in Washington.

          o disposing of assets and operations, such as the Avista Communications line of business, not directly related to our energy operations.

          o being positioned to issue equity securities during 2002, subject to market and other conditions.

          o    reducing our ratio of total debt to total capitalization.

     o maintain a strong, low-cost, efficient electric and natural gas utility business in the Northwest.


     o own or control generation and natural gas resources sufficient to meet retail and wholesale requirements.


     o continue to position Avista Energy as a focused, asset-enabled energy marketing and trading business.

     o    find strategic partners for Avista Labs and Avista Advantage.

ENERGY BUSINESSES

     Avista Utilities

     Avista Utilities provides electricity and natural gas distribution and transmission services in a 26,000 square mile area in eastern Washington and northern Idaho with a population of approximately 830,000. It also provides natural gas distribution service in a 4,000 square mile area in northeast and southwest Oregon and in the South Lake Tahoe region of California, with the population in these areas of approximately 525,000. At the end of 2001, retail electric service was supplied to approximately 317,000 customers in eastern Washington and northern Idaho; retail natural gas service was supplied to approximately 284,000 customers in parts of Washington, Idaho, Oregon and California.

     Our retail customers include residential, commercial and industrial classifications, with the residential classification accounting for the most energy consumed and the greatest contribution to revenues. Avista Utilities also engages in wholesale sales and purchases of electric capacity and energy.


     Avista Utilities anticipates residential and commercial electric load growth to average between 2.0% and 3.0% annually for the next five years primarily due to expected increases in both population and the number of businesses in its service territory. Avista Utilities expects natural gas load growth, including transportation volumes, to average for the next five years between 1.5% and 2.0% annually in the Washington and Idaho service area and between 2.0% and 3.0% annually in the Oregon and South Lake Tahoe service areas, in each case due to expected conversions from electric space and water heating to natural gas, and increases in both population and the number of businesses in these areas. These projections are based on purchased economic forecasts, publicly available studies, and internal analysis of company-specific data, such as energy consumption patterns and internal business plans.

     In addition to providing electric transmission and distribution services, Avista Utilities generates electricity for sales to retail customers. Avista Utilities owns and operates eight hydroelectric projects, a wood-waste fueled generating station and a two-unit natural gas-fired combustion turbine generating facility. It also owns a 15% share in a two-unit coal-fired generating facility and leases and operates a two-unit additional natural gas-fired combustion turbine generating facility. These facilities have a maximum capacity of approximately 1,480 megawatts, of which 65% is hydroelectric and 35% is thermal. In addition, Avista Utilities has a number of long-term power purchase and exchange contracts that increase its available resources.


     Historically, Avista Utilities' electric rates to retail customers have been among the lowest of all investor-owned utilities in the United States, due primarily to the large proportion of hydroelectric resources. Retail electric rates will remain low, on a relative basis, even after the temporary surcharges which were recently approved in Washington and Idaho, described under CERTAIN REGULATORY MATTERS.


     In February 2000 Avista Utilities received a new 45-year operating license from the FERC for the Cabinet Gorge and Noxon Rapids Hydroelectric Generating Stations, which have a combined maximum generating capacity of 773 MW. Of Avista Utilities' remaining 192 MW of owned hydroelectric resources, six other plants represent 156 MW of maximum capacity that are operated under a FERC license expiring in 2007.

     On December 12, 2001, we sold 50% of our interest in the Coyote Springs 2 project, representing 140 MW, of a 280 MW combined-cycle natural gas-fired plant currently under construction near Boardman, Oregon to Mirant. NEPCO, a wholly-owned subsidiary of Enron, is the contractor responsible for the engineering, procurement and construction of the Coyote Springs 2 project. The project is planned to begin commercial operation in the third quarter of 2002. Avista Corp. and Mirant will share equally in the costs of construction, operation and output from the plant. As of December 31, 2001, we had invested approximately $92.5 million in the Coyote Springs 2 project, which has a total expected cost of approximately $190 million.

     Dramatic increases in the price of energy in Western wholesale markets during 2000 and the first part of 2001, compounded by the deterioration of the availability of hydroelectric resources in 2001 to the lowest level in at least 73 years, have had an adverse effect on Avista Corp.'s financial condition and results of operations. See RISK FACTORS and "Management's Discussion and

Analysis of Financial Condition and Results of Operations" in Avista Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001.


     Energy Trading and Marketing

     Energy Trading and Marketing is comprised of Avista Energy and Avista Power. Avista Energy is an electricity and natural gas trading and marketing business. Avista Energy operates in the Western Systems Coordinating Council, which is comprised of the eleven Western states and parts of Western Canada and Baja California.

     Avista Energy is in the business of buying and selling electricity and natural gas. Avista Energy's customers include commercial and industrial end-users, electric utilities, natural gas distribution companies and other trading companies. Avista Energy also trades electricity and natural gas derivative commodity instruments.

     Avista Power has a 49% ownership interest in a 270 megawatt natural gas combustion turbine facility in Rathdrum, Idaho, which commenced commercial operation in September 2001. All of the output is contracted to Avista Energy for 25 years. Due to changing market conditions and as part of the Avista Corp's overall business strategy, Avista Corp. has decided that Avista Power will not develop any additional non-regulated generating projects.

OTHER BUSINESSES

     Information and Technology is comprised of Avista Laboratories, Inc. ("Avista Labs") and Avista Advantage, Inc. ("Avista Advantage").

     o Avista Labs is developing both modular Proton Exchange Membrane fuel cells for power generation at the site of the consumer or industrial user and fuel cell components including fuel processors and hydrogen sensors. Avista Labs has recently initiated commercial sales of its hydrogen-only fuel cell systems for various applications, primarily back-up power for the commercial market.

     o Avista Advantage is an e-commerce provider of facilities management billing and information services to commercial customers throughout the U.S. and Canada. Its primary product lines include consolidated billing, resource accounting, energy analysis, load profiling and maintenance and repair billing services.


     Avista Corp. decided in September 2001 that it would divest substantially all of the assets of Avista Communications, which provides various telecommunications services to communities in the Northwest. The divestiture is expected to be completed during the first half of 2002. In October 2001, minority shareholders of Avista Communications acquired ownership of its Montana and Wyoming operations as well as its dial-up internet access operations in Spokane, Washington and Coeur d'Alene, Idaho. In December 2001, Avista Communications completed the sale of the assets and customer accounts of its Yakima and Bellingham, Washington operations to Advanced Telcom Group, Inc. In December 2001, Avista Communications entered into an agreement to transfer its voice and integrated services customer accounts in Spokane, Washington and Coeur d' Alene, Idaho to certain subsidiaries of XO Communications, Inc. The Company is continuing to pursue divestiture of the remaining portions of the business.

     The Other line of business includes several other minor subsidiaries. Since 2000, the focus of this line of business has been to invest in business opportunities that would have potential value to Avista Corp.'s energy-related businesses. Currently, activities in this line of business are not significant and Avista Corp. intends to limit its future investment in this line of business.

                                 USE OF PROCEEDS

     The net proceeds from the issuance and sale of the old bonds were used to retire $114 million of medium-term notes maturing between December 2001 and July 2002, and other short-term indebtedness bearing interest at a weighted average rate of 7.26% per annum. We will not receive any proceeds from the issuance of the new bonds in the exchange offer.


                           CERTAIN REGULATORY MATTERS

ELECTRIC


     Beginning in the second quarter of 2000, the price of power in the wholesale markets of the western United States increased considerably and became much more volatile. In the second half of 2000 and continuing through 2001, Avista Utilities was required to purchase above-normal amounts of power in the wholesale market to meet its retail demand. This was primarily due to the reduced availability of hydroelectric resources as a result of low streamflow conditions. The combination of high wholesale market prices and increased amounts required to be purchased increased power supply costs to amounts far in excess of the amounts recovered from retail customers under existing rates prevailing while the high costs were being incurred.

     Under current orders and approvals from the WUTC and the IPUC, Avista Utilities is permitted to defer the recognition in the income statement of 90% of power supply costs that are in excess of the level currently recovered from retail customers. Deferred power supply costs are recorded as a deferred charge on the balance sheet for future review and the opportunity for recovery through retail rates. The specific power costs deferred include the changes in power costs to Avista Utilities from the costs included in base retail rates, related to changes in short-term wholesale market prices, changes in the level of hydroelectric generation and changes in the level of thermal generation (including changes in fuel prices). The power costs deferred relate solely to the operation of Avista Utilities' system resources to serve its retail and wholesale load obligations.

     In December 2001, we filed a general rate case with the WUTC to address, among other things, the recovery of cash outlays for increased power supply costs and expenses related to building additional generation. The WUTC may take up to 11 months to review the general rate case filing. Avista Corp. requested an interim rate increase of 10% (or $29.3 million in annual revenues) above current rates (including the 25% temporary surcharge approved by the WUTC in September 2001). Avista Corp. requested that a number of adjustments be made that would result in no net change to rates above the interim rate increase at the conclusion of the general rate case. The interim rate increase would end, base electric rates would increase by 22.5% (or $53.2 million in annual revenues) and the electric surcharge would be reduced from 25% to 14.9%. These rate increases are necessary in order to continue the recovery of deferred power costs. The proposed rate increases also reflect, among other things, the recovery of costs associated with the addition of our 50% ownership in the Coyote Springs 2 power plant and the addition of several small generation projects built to serve retail customer needs. The general rate case proposed by Avista Corp. requests a 12.75% rate of return on common equity and a 10.39% overall rate of return.

     In the December 2001 general rate case filing, Avista Corp. requested the implementation of a temporary accounting mechanism for the deferral of power costs incurred in excess of the amount recovered through rates effective January 1, 2002 until the conclusion of the general rate case. The WUTC approved this request in December 2001. In the general rate case, Avista Corp. requested the establishment of a PCA mechanism to increase or decrease future electric rates based on actual power supply costs, similar to the existing Idaho PCA mechanism. This provides for the deferral of 90% of the difference between actual net power supply costs and the amount of power supply costs authorized in current rates.

     In March 2002, the WUTC issued an order approving a settlement agreement reached among Avista Corp., the staff of the WUTC and other parties. This order approves the prudence and recoverability of 90% (or $196 million) of deferred power supply costs incurred by us during the period from July 1, 2000 through December 31, 2001. This resulted in our recording as an expense an additional $21.8 million in power supply costs for the year ended December 31, 2001.

     Additionally, the WUTC order provides that the collection of the 25% temporary electric surcharge, approved by the WUTC in September 2001, will no longer be subject to refund. The order also modified the temporary electric surcharge such that one-fifth (or approximately $12 million in annual revenues) of the existing 25% surcharge will be applied to offset our general operating costs and the remainder (approximately $47 million in annual revenues) will continue to be applied as a recovery of deferred power costs. The WUTC also ordered a 6.2% (or $14.7 million in annual revenues) increase in base electric rates for Washington customers. Both the 6.2% increase in base electric rates and one-fifth of the temporary surcharge will increase net income.

     As of December 31, 2001, total deferred power costs were $213.3 million, including $140.2 million in Washington and $73.1 million in Idaho. Based on current projections, total deferred power costs balances are expected to be approximately $150 million at the end of 2002 and fully recovered by 2007. The following table shows activity in deferred power costs for Washington and Idaho during 2001 (dollars in thousands):

                                                           Washington           Idaho            Total
---------------------------------------------------------------------------------------------------------
     Deferred power costs as of December 31, 2000           $ 34,580           $ 2,693         $ 37,273
     Activity from January 1 - September 30, 2001:
              Power costs deferred                           155,241            67,086          222,327
              Interest and other net additions                 9,838             3,606           13,444
              Recovery of deferred power costs                   -              (1,866)          (1,866)
                                                            --------           -------         --------
     Deferred power costs as of September 30, 2001           199,659            71,519          271,178
     Activity from October 1 - December 31, 2001:
              Power costs deferred                            11,955             6,591           18,546
              Mark-to-market loss                             8,232              4,077           12,309
              Interest and other net additions                6,189              2,037            8,226
              Amortization of deferred credit               (53,794)            (6,927)         (60,721)
              Recovery of deferred power costs              (10,223)            (4,210)         (14,433)
              Write-off deferred power costs                (21,780)               -            (21,780)
                                                            --------           -------         --------
     Deferred power costs as of December 31, 2001           $140,238           $73,087         $213,325
                                                            ========           =======         ========


     The following discussion details significant developments during the second half of 2000 and the year 2001 leading to the March 2002 WUTC orders and the December 2001 general electric rate case filing.

     In August 2000, the WUTC approved Avista Utilities' request for deferred accounting treatment for certain power costs related to, among other things, increases in short-term wholesale electric prices beginning July 1, 2000 through June 30, 2001. In January 2001, the WUTC approved a modification to the deferral mechanism to recover power supply costs associated with meeting increased retail and wholesale system load requirements, effective December 1, 2000. The approval of the modification was conditioned on Avista Utilities filing by March 2001 a proposal addressing the prudence of the incurred power costs, the optimization of Company-owned resources to the benefit of retail customers and the appropriateness of recovery of power costs through a deferral mechanism. This proposal was also to address cost of capital offsets to recognize the shift in risk from shareholders to ratepayers and Avista Utilities' plan to mitigate the deferred power costs.

     In May 2001, the WUTC approved a settlement agreement reached among Avista Corp., the staff of the WUTC and other parties with respect to deferred power costs. The agreement, among other things, provided for the extension of Avista Corp.'s deferral accounting mechanism through February 2003. Due to the planned addition of generating resources as well as the expiration of certain long-term power sale agreements, Avista Utilities, at the time of the settlement agreement, expected to be in a power surplus position by the middle of 2002. The agreement was based, in part, on the expectation that Avista Utilities' profits from surplus power sales would offset the deferred power cost balance, reducing the balance to zero by the end of February 2003 without any rate increase to retail customers. These expectations were based on assumptions as to a number of variables including, but not limited to, streamflow conditions, thermal plant performance, level of retail loads, wholesale market prices and the amount of additional generating resources. Avista Utilities reserved the right to alter, amend, or terminate the settlement agreement as well as the right to seek interim rate relief. As discussed below, subsequent events and conditions changed Avista Utilities' original expectations and plans.

     In response to the dramatically reduced generation from hydroelectric facilities commencing in the second quarter of 2001, Avista Utilities was required to make additional fixed price purchases of energy to meet its retail and wholesale electric requirements for 2001 on the higher cost short-term wholesale market.

     In June 2001, the FERC issued an order adopting a price mitigation plan applicable to certain wholesale power sales in California and throughout the western United States during the period June 20, 2001 through September 30, 2002. The order applies to pre-schedule (day-ahead) and real-time (hour-ahead) transactions in the western United States. Wholesale market prices in the western United States decreased considerably after the price caps were imposed and prices remained well below the price cap levels through the end of 2001. The decrease in wholesale market prices affected Avista Utilities' plan for recovery of deferred power costs through future surplus power sales.

     During June and the first part of July 2001, Avista Utilities evaluated the effect of the recent decline in wholesale market prices and the FERC price mitigation plan on its ability to recover deferred power cost balances under the settlement agreement approved by the WUTC in May 2001 and the continuing PCA mechanism for Idaho customers approved by the IPUC. The decline in forward wholesale prices and the FERC price mitigation plan reduced the expected value from future surplus sales of energy. In addition, low hydroelectric availability combined with the high cost of energy and capacity under forward contracts entered into to meet customer demand for 2001 increased current and estimated future deferred power costs to levels significantly higher than originally anticipated. As such, Avista Utilities determined that the plan for recovery of deferred power cost balances, as contemplated in the May 2001 settlement agreement with the WUTC and the existing PCA with the IPUC, was not feasible.

     Accordingly, in July 2001 Avista Utilities filed requests with the WUTC and IPUC for the approval of an electric energy surcharge of 36.9% in Washington and a PCA surcharge of 14.7% in Idaho for a 27-month period beginning in September 2001.

     In September 2001, the WUTC ordered a 25% temporary electric rate surcharge for the 15-month period from October 1, 2001 to December 31, 2002 applied uniformly to energy charges across all Washington electric customer classes. The March 2002 WUTC order amended the surcharge such that one-fifth will be applied to offset our general operating costs and the remainder will continue to be applied as a recovery of deferred power costs. It was originally estimated that the order would allow Avista Utilities to reduce the deferred power cost balance by $125 million. This included the receipt of $71 million in additional revenue from the surcharge ($10.2 million was received during 2001) and the accelerated amortization of $54 million of a deferred non-cash credit on our balance sheet in October 2001. The deferred non-cash credit related to funds received in December 1998 for the monetization of a contract in which we assigned and transferred certain rights under a long-term power sales contract with PGE to a funding trust. The deferred non-cash credit balance was originally to be amortized into revenues over the 16-year period of the long-term sales contract. There is no direct impact on net income from either the surcharge or accelerated amortization of the deferred non-cash credit; however, the surcharge revenue increases cash flows.

     As part of the surcharge order, the WUTC ordered Avista Utilities to file a general rate case by December 2001 as discussed above. The order by the WUTC also provided for the termination of the accounting mechanism for the deferral of power costs effective December 31, 2001. The WUTC subsequently approved the continuation of the accounting mechanism for deferred power costs for the period from January 1, 2002 through the conclusion of the general rate case. As requested by Avista Utilities, the deferred power cost accounting mechanism was modified to reflect the deferral of 90% of the difference between actual power supply costs and the amount of power supply costs allowed to be recovered in current retail rates.

     In October 2001, the IPUC issued an order approving a 14.7% PCA surcharge for Idaho electric customers and granted an extension of a 4.7% PCA surcharge implemented earlier in 2001 that was to expire January 2002. Both PCA surcharges will remain in effect until October 2002. The IPUC directed Avista Utilities to file a status report 60 days before the PCA surcharge expires. If review of the status report and the actual balance of deferred power costs support continuation of the PCA surcharge, the IPUC has indicated that it anticipates the PCA surcharge will be extended for an additional period. It is currently estimated the IPUC order will allow Avista Utilities to reduce the deferred power cost balance by approximately $58.2 million. This includes the receipt of $23.6 million in additional revenue from the PCA surcharges ($4.2 million was received during the fourth quarter of 2001) and the accelerated amortization of

$34.6 million of a deferred non-cash credit on our balance sheet for the monetization of the power sales contract with PGE ($6.9 million was amortized in 2001). There is no direct impact on net income from either the PCA surcharges or accelerated amortization of the deferred non-cash credit; however, the PCA surcharges increase cash flows.

     In November 2001, Avista Utilities filed a request with the WUTC for an expedited procedural schedule to address the prudence and recoverability of deferred power costs incurred as of September 30, 2001. We made this request due to the fact that uncertainty involving the recovery of deferred power costs would present financing challenges for us during the first half of 2002. Our $220 million committed line of credit as well as a $90 million accounts receivable financing facility expire in May 2002. We may also decide to issue equity securities during 2002. In March 2002, the WUTC approved the prudence and recoverability of 90% of deferred power costs incurred as of December 31, 2001 as discussed above.


GAS


     On July 6, 2001, Avista Utilities filed requests for purchased gas cost adjustments ("PGA") with the WUTC and the IPUC. Both the Washington PGA increase of 12.2% approved by the WUTC and the Idaho PGA increase of 11.5% approved by the IPUC became effective in August 2001. Total deferred purchased gas costs were $52.7 million as of December 31, 2001. Avista Utilities estimates the PGA rate changes will increase revenues by $24.6 million for approximately one year. Based on current PGAs in place and current natural gas prices, Avista Utilities expects that the deferred natural gas cost balance will be fully recovered by December 2002. However, there will be no impact on net income as deferred natural gas costs are amortized to offset the increase in revenues.



                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     Avista Corp. is offering to issue its 7.75% First Mortgage Bonds due 2007, which have been registered under the Securities Act (the "New Bonds"), in exchange for its 7.75% First Mortgage Bonds due 2007, which have not been so registered (the "Old Bonds"), as described herein (the "Exchange Offer").

     The Old Bonds were sold by Goldman, Sachs & Co., BNY Capital Markets, Inc., Fleet Securities, Inc. and TD Securities (USA) Inc. (the "Initial Purchasers") on December 19, 2001 to a limited number of institutional investors (the "Purchasers"). In connection with the sale of the Old Bonds, Avista Corp. and the Initial Purchasers entered into an Exchange and Registration Rights Agreement, dated December 19, 2001 (the "Registration Rights Agreement"), which requires, among other things, Avista Corp.

          (a) to file with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to New Bonds identical in all material respects to the Old Bonds, to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act and to make an exchange offer for the Old Bonds as discussed below, or

          (b) to register the Old Bonds under the Securities Act.

Avista Corp. is obligated, upon the effectiveness of the exchange offer registration statement referred to in (a) above, to offer the holders of the Old Bonds the opportunity to exchange their Old Bonds for a like principal amount of New Bonds which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy Avista Corp.'s obligations under that agreement. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Bonds are registered on Avista Corp.'s books, any other person who has obtained a properly completed assignment from the registered holder or any DTC participant whose Old

Bonds are held of record by DTC. At the date of this prospectus, the sole Holder of Old Bonds is DTC.

     In participating in the Exchange Offer, a Holder is deemed to represent to Avista Corp., among other things, that

          (a) the New Bonds acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Bonds, whether or not such person is the Holder,

          (b) neither the Holder nor any such other person receiving such New Bonds is engaging in or intends to engage in a distribution of such New Bonds,

          (c) neither the Holder nor any such other person receiving such New Bonds has an arrangement or understanding with any person to participate in the distribution of such New Bonds, and

          (d) neither the Holder nor any such other person receiving such New Bonds is an "affiliate," as defined in Rule 405 under the Securities Act, of Avista Corp.

     Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third-parties, Avista Corp. believes that the New Bonds issued pursuant to the Exchange Offer may be offered for resale and resold or otherwise transferred by any Holder of such New Bonds (other than any such Holder which is an "affiliate" of Avista Corp. within the meaning of Rule 405 under the Securities Act and except as otherwise discussed below with respect to Holders which are broker-dealers) without compliance with the registration and prospectus delivery requirements of the Securities Act, so long as such New Bonds are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such New Bonds. Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Bonds cannot rely on such interpretation by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Under no circumstances may this prospectus be used for any offer to resell or any resale or other transfer in connection with a distribution of the New Bonds. In the event that Avista Corp.'s belief is not correct, Holders of the New Bonds who transfer New Bonds in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability thereunder. Avista Corp. does not assume or indemnify Holders against such liability.

     Each broker-dealer that receives New Bonds for its own account in exchange for Old Bonds which were acquired by such broker-dealer as a result of market-making activities or other trading activities must, and must agree to, deliver a prospectus in connection with any resale of such New Bonds. This prospectus may be used for such purpose. Any such broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act. The foregoing interpretation of the staff of the SEC does not apply to, and this prospectus may not be used in connection with, the resale by any broker-dealer of any New Bonds received in exchange for an unsold allotment of Old Bonds purchased directly from Avista Corp.

     Avista Corp. has not entered into any arrangement or understanding with any person to distribute the New Bonds to be received in the Exchange Offer.

     The Exchange Offer is not being made to, nor will Avista Corp. accept tenders for exchange from, Holders of Old Bonds in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

     See PLAN OF DISTRIBUTION.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, Avista Corp. will accept any and all Old Bonds properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Avista Corp. will issue $1,000 in principal amount of New Bonds in exchange for each $1,000 in principal amount of outstanding Old Bonds surrendered in the Exchange Offer. However, Old Bonds may be tendered only in integral multiples of $1,000. The form and terms of the New Bonds will be the same as the form and terms of the Old Bonds. The New Bonds will evidence the same debt as the Old Bonds. The New Bonds will be issued under and entitled to the benefits of the mortgage pursuant to which the Old Bonds were issued. The New Bonds will be registered under the Securities Act while the Old Bonds were not.

     As of the date of this prospectus, $150,000,000 in aggregate principal amount of the Old Bonds is outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered Holders of the Old Bonds.

     Avista Corp. will be deemed to have accepted validly tendered Old Bonds when, as and if Avista Corp. shall have given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Bonds from Avista Corp.

     Old Bonds that are not tendered for exchange in the Exchange Offer will remain outstanding and will be entitled to the rights and benefits such Holders have under the mortgage. If any tendered Old Bonds are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Bonds will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Bonds in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange pursuant to the Exchange Offer. Avista Corp. will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS TO THE EXCHANGE OFFER

     The term "Expiration Date," shall mean 5:00 p.m., New York City time on
              , 2002, unless Avista Corp., in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, Avista Corp. will notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and will mail to the registered Holders an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

     Avista Corp. reserves the right, in its sole discretion,

          (a) to delay accepting any Old Bonds, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions to the Exchange Offer" shall not have been satisfied by giving oral (promptly confirmed in writing) or written notice of such delay, extension or termination to the Exchange Agent or

          (b) to amend the terms of the Exchange Offer in any manner.

Any such delay in acceptances, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered Holders. If the Exchange Offer is amended in a manner determined by Avista Corp. to constitute a material change, Avista Corp. will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders of the Old Bonds, and Avista Corp. will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Without limiting the manner in which Avista Corp. may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, Avista Corp. will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, Avista Corp. will accept, promptly after the Expiration Date, all Old Bonds properly tendered and will issue the New Bonds promptly after acceptance of the Old Bonds. See "--Conditions to the Exchange Offer." For purposes of the Exchange Offer, Avista Corp. will be deemed to have accepted properly tendered Old Bonds for exchange when, as and if Avista Corp. shall have given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent.

     In all cases, issuance of the New Bonds for Old Bonds that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed letter of transmittal (or facsimile thereof or an Agent's message in lieu thereof) and all other required documents; provided, however, that Avista Corp. reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Bonds are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Bonds are submitted for a greater principal amount or a greater principal amount, respectively, than the Holder desires to exchange, then such unaccepted or non-exchanged Old Bonds evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, Avista Corp. will not be required to exchange any New Bonds for any Old Bonds and may terminate the Exchange Offer before the acceptance of any Old Bonds for exchange, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in Avista Corp.'s reasonable judgment, might materially impair the ability of Avista Corp. to proceed with the Exchange Offer; or

          (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the SEC, which, in Avista Corp.'s reasonable judgment, might materially impair the ability of Avista Corp. to proceed with the Exchange Offer.

     If Avista Corp. determines in its sole discretion that any of these conditions are not satisfied, Avista Corp. may

          (c) refuse to accept any Old Bonds and return all tendered Old Bonds to the tendering Holders,

          (d) extend the Exchange Offer and retain all Old Bonds tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders who tendered such Old Bonds to withdraw their tendered Old Bonds, or

          (e) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Bonds which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, Avista Corp. will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and Avista Corp. will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

PROCEDURES FOR TENDERING--REGISTERED HOLDERS AND DTC PARTICIPANTS

     REGISTERED HOLDERS OF OLD BONDS, AS WELL AS BENEFICIAL OWNERS WHO ARE DIRECT PARTICIPANTS IN DTC, WHO DESIRE TO PARTICIPATE IN THE EXCHANGE OFFER SHOULD FOLLOW THE DIRECTIONS SET FORTH BELOW AND IN THE LETTER OF TRANSMITTAL.

     ALL OTHER BENEFICIAL OWNERS SHOULD FOLLOW THE INSTRUCTIONS RECEIVED FROM THEIR BROKER OR NOMINEE AND SHOULD CONTACT THEIR BROKER OR NOMINEE DIRECTLY. THE INSTRUCTIONS SET FORTH BELOW AND IN THE LETTER OF TRANSMITTAL DO NOT APPLY TO SUCH BENEFICIAL OWNERS.

     Registered Holders

     To tender in the Exchange Offer, a Holder must complete, sign and date the letter of transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the Exchange Agent prior to the Expiration Date. In addition, either

          (a) certificates for such Old Bonds must be received by the Exchange Agent along with the letter of transmittal, or

          (b) the Holder must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the letter of transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to the Expiration Date.

     The tender by a Holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such Holder and Avista Corp. in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     THE METHOD OF DELIVERY OF OLD BONDS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD BONDS SHOULD BE SENT TO AVISTA CORP. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Bonds tendered pursuant thereto is tendered

          (a) by a registered Holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the letter of transmittal or

          (b) for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (an "Eligible Institution").

     If the letter of transmittal is signed by a person other than the registered Holder of any Old Bonds listed therein, such Old Bonds must be endorsed or accompanied by a properly completed bond power signed by such registered Holder as such registered Holder's name appears on such Old Bonds.

     If the letter of transmittal or any Old Bonds or bond or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by Avista Corp., evidence satisfactory to Avista Corp. of their authority to so act must be submitted with the letter of transmittal.

     Holders who wish to tender their Old Bonds and

          (a) whose Old Bonds are not immediately available,

          (b) who cannot deliver their Old Bonds, the letter of transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or

          (c) who cannot complete the procedures for book-entry tender on a timely basis may effect a tender if:

               (1) the tender is made through an Eligible Institution;


               (2) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder, the certificate number(s) of such Old Bonds (unless tender is to be made by book-entry transfer) and the principal amount of Old Bonds tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of the expiration of the Exchange Offer, the certificates for all physically tendered Old Bonds, in proper form for transfer, or Book-Entry Confirmation (as defined in the letter of transmittal), as the case may be, together with a properly completed and duly executed letter of transmittal (or facsimile thereof or Agent's Message in lieu thereof), with any required signature guarantees and all other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and


               (3) the certificates and/or other documents referred to in clause
          (2) above must be received by the Exchange Agent within the time specified above.

     Upon request to the Exchange Agent a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Bonds according to the guaranteed delivery procedures set forth above.

     DTC Participants

     Any financial institution that is a participant in DTC's systems may make book-entry delivery of Old Bonds by causing DTC to transfer such Old Bonds into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. Such delivery must be accompanied by either

          (a) the letter of transmittal or facsimile thereof, with any required signature guarantees or

          (b) an Agent's Message (as hereinafter defined),

and any other required documents, and must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to the Expiration Date or the guaranteed delivery procedures described above must be complied with. The Exchange Agent will make a request to establish an account with respect to the Old Bonds at DTC for purposes of the Exchange Offer within two business days after the date of this prospectus.

     The term "Agent's Message" means a message, electronically transmitted by DTC to and received by the Exchange Agent, and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgement from a Holder of Old Bonds stating that such Holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the Letter of Transmittal and, further, that such Holder agrees that the Company may enforce the Letter of Transmittal against such Holder.

     Miscellaneous

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Bonds and withdrawal of tendered Old Bonds will be determined by Avista Corp. in its sole discretion, which determination will be final and binding. Avista Corp. reserves the absolute right to reject any and all Old Bonds not properly tendered or any Old Bonds Avista Corp.'s acceptance of which would, in the opinion of counsel for Avista Corp., be unlawful. Avista Corp. also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Bonds. Avista Corp.'s interpretation of the terms and conditions of the Exchange Offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Bonds must be cured within such time as Avista Corp. shall determine. Although Avista Corp. intends to notify Holders of defects or irregularities with respect to tenders of Old Bonds, none of Avista Corp., the Exchange Agent, or any other person shall incur any liability for failure to give such notification. Tenders of Old Bonds will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Bonds received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date.

     By tendering, each Holder or the Person receiving the New Bonds, as the case may be will be deemed to represent to Avista Corp. that, among other things,

     o the New Bonds acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the Person receiving such New Bonds, whether or not such person is the Holder,

     o neither the Holder nor any such other person is engaged or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such New Bonds, and

     o neither the Holder nor any such other Person is an "affiliate," as defined in Rule 405 of the Securities Act, of Avista Corp.

     In all cases, issuance of New Bonds pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for the Old Bonds tendered for exchange or a timely Book-Entry Confirmation of such Old Bonds into the Exchange Agent's account at DTC, a properly completed and duly executed letter of transmittal (or facsimile thereof or Agent's Message in lieu thereof) and all other required documents. If any tendered Old Bonds are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Bonds are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Bonds will be returned without expense to the tendering Holder thereof (or, in the case of Old Bonds tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described below, such non-exchanged Old Bonds will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the Exchange Offer.

     Avista Corp. reserves the right in its sole discretion to purchase or make offers for any Old Bonds that remain outstanding subsequent to the Expiration Date or, as set forth above under "--Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Bonds in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

WITHDRAWAL OF TENDERS OF OLD BONDS

     Except as otherwise provided herein, tenders of Old Bonds may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Bonds in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must

          (a) specify the name of the person having deposited the Old Bonds to be withdrawn (the "Depositor"),

          (b) identify the Old Bonds to be withdrawn (including the certificate number (unless tendered by book-entry transfer),

          (c) be signed by the Holder in the same manner as the original signature on the letter of transmittal by which such Old Bonds were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Bonds register the transfer of such Old Bonds in the name of the person withdrawing the tender, and

          (d) specify the name in which any such Old Bonds are to be registered, if different from that of the Depositor. If Old Bonds have been tendered pursuant to book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Bonds, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by any method of delivery described in this paragraph.

     All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Avista Corp., whose determination shall be final and binding on all parties. Any Old Bonds so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal; and no New Bonds will be issued with respect thereto unless the Old Bonds so withdrawn are validly retendered. Properly withdrawn Old Bonds may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT

     Citibank, N.A. has been appointed as Exchange Agent of the Exchange Offer. Requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery with respect to the exchange of the Old Bonds should be directed to the Exchange Agent addressed as follows:

     Citibank, N.A.
     111 Wall Street
     14th Floor/Zone 3
     New York, New York  10043

     Attention: Global Agency & Trust Services

     By Telephone: 1-800-422-2066

     By Facsimile: (212) 825-3483

FEES AND EXPENSES

     The expenses of soliciting tenders will be paid by Avista Corp. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone or in person by officers and regular employees of Avista Corp. and its affiliates.

     Avista Corp. has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers-dealers or others soliciting acceptances of the Exchange Offer. Avista Corp., however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by Avista Corp. and are estimated in the aggregate to be approximately $125,000. Such expenses include registration fees, fees and expenses of the Exchange Agent, accounting and legal fees and printing costs, among others.

     Avista Corp. will pay all transfer taxes, if any, applicable to the exchange of the Old Bonds pursuant to the Exchange Offer. If, however, certificates representing New Bonds for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of Old Bonds tendered, or if tendered Old Bonds are registered in the name of, any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Old Bonds pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.


                          DESCRIPTION OF THE NEW BONDS

     In this description, the words "Avista Corp." refer only to Avista Corporation and not to any of its subsidiaries, except for purposes of financial data determined on a consolidated basis. The Old Bonds and the New Bonds are sometimes collectively called the "bonds".

GENERAL

     Avista Corp. issued the Old Bonds under its Mortgage and Deed of Trust, dated as of June 1, 1939, as supplemented, under which Citibank, N.A., is trustee. The Old Bonds were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The bonds, together with all other bonds outstanding under the mortgage, are hereinafter called, collectively, the first mortgage bonds. The statements herein concerning the bonds and the mortgage are merely a summary and do not purport to be complete. Such statements make use of terms defined in the mortgage and are qualified in their entirety by express reference to the cited sections and articles of the mortgage. Sections 125 to 150 of the mortgage appear in the first supplemental mortgage. The terms of the bonds include those stated in the mortgage and those made part of the mortgage by reference to the Trust Indenture Act.

     The following description is a summary of the material provisions of the mortgage relating to the Old Bonds. It does not restate the mortgage in its entirety. We urge you to read the mortgage because it, and not this description, defines your rights as holders of the Old Bonds. Some defined terms used in this description have the meanings assigned to them in the mortgage.

     The registered holder of a bond will be treated as the owner of it for all purposes. Only registered holders will have rights under the mortgage.

PRINCIPAL, MATURITY AND INTEREST

     Avista Corp. will issue bonds in denominations of $1,000 and integral multiples of $1,000. The bonds will mature on January 1, 2007. Interest on the bonds will accrue at the rate of 7.75% per annum and will be payable semi-annually in arrears on January 1 and July 1, commencing on July 1, 2002. Avista Corp. will make each interest payment to the holders of record on the immediately preceding December 15 and June 15.

     Interest on the bonds will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Avista Corp. may not redeem the bonds in whole or in part prior to maturity, and there is no sinking fund for the bonds.

METHODS OF RECEIVING PAYMENTS ON THE BONDS

     Interest on each bond payable on each interest payment date will be paid by check mailed to the registered holder of such bond on the record date relating to such interest payment date; provided, however, that if such holder is a securities depositary, such payment may be made by such other means in lieu of check as shall be agreed upon by Avista Corp., the trustee and such holder; and provided, further, that interest payable at maturity (whether at stated maturity, upon redemption or otherwise, hereinafter "Maturity") will be paid to the person to whom principal is paid.

     Principal of and premium, if any, and interest on the bonds due at Maturity will be payable upon presentation of the bonds at the principal office of the trustee which has been designated by Avista Corp. as its office or agency for such payment. Avista Corp. may change such office or agency, and may designate any additional office or agency, in its discretion.

TRANSFER AND EXCHANGE

     The transfer of bonds may be registered, and bonds may be exchanged for other bonds, upon surrender thereof at the principal office of the trustee which has been designated by Avista Corp. as its office or agency for such purposes. Avista Corp. may change such office or agency, and may designate an additional office or agency, in its discretion. No service charge will be made for any registration of transfer or exchange of bonds, but Avista Corp. may require payment of a sum sufficient to cover any tax or other governmental charge incident thereto. Avista Corp. will not be required to make any transfer or exchange of any bonds for a period of 10 days next preceding any selection of bonds for redemption, nor will it be required to make transfers or exchanges of any bonds which have been selected for redemption in whole or in part or as to which Avista Corp. shall have received a notice for the redemption thereof in whole or in part at the option of the owner.

SECURITY

     The bonds, together with all other first mortgage bonds now or hereafter issued under the mortgage, will be secured by the mortgage, which constitutes a first mortgage lien on Avista Corp.'s facilities for the generation, transmission and distribution of electric energy and the storage and distribution of natural gas and substantially all of Avista Corp.'s assets (except as stated below), subject to

     o leases of minor portions of the Company's property to others for uses that do not interfere with the Company's business;

     o leases of certain property of the Company not used in its utility business;

     o    excepted encumbrances, as defined in the mortgage; and

     o encumbrances, defects and irregularities deemed immaterial by the Company in the operation of the Company's business.

     There are excepted from the lien all cash and securities (including without limitation securities issued by Avista Corp.'s subsidiaries); merchandise, equipment, materials or supplies held for sale or consumption in the Company's operations; receivables, contracts, leases and operating agreements; electric energy, and other material or products (including gas) generated, manufactured, produced or purchased by the Company, for sale, distribution or use in the ordinary course of its business. (Mortgage, Granting Clauses.)

     The mortgage contains provisions for subjecting to the lien thereof all property (other than property of the kinds excepted from such lien) acquired by the Company after the execution and delivery thereof, subject to purchase money liens and liens existing thereon at the time of acquisition, and, subject to limitations in the case of consolidation, merger or sale of substantially all of the Company's assets. (Mortgage, Granting Clauses and Art. XV.)

     The mortgage provides that the trustee shall have a lien upon the mortgaged property, prior to the bonds, for the payment of its reasonable compensation and expenses and for indemnity. (Mortgage, Secs. 92 and 97; First Supplemental, Art. XXV.)

     Although its utility operations are conducted directly by Avista Corp., all of the other operations of Avista Corp. are conducted through its subsidiaries. The lien of the mortgage does not cover the assets of the subsidiaries or the securities of the subsidiaries held by Avista Corp. In addition, the bonds will be effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Avista Corp.'s subsidiaries. Any right of Avista Corp. to receive assets of any of its subsidiaries upon the subsidiary's liquidation or reorganization (and the consequent right of the holders of the bonds to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Avista Corp. is itself recognized as a creditor of the subsidiary, in which case the claims of Avista Corp. would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Avista Corp. In addition, Avista Corp.'s ability to access the cash flow of its subsidiaries is subject to substantial restrictions. See BANK CREDIT AGREEMENTS. As of December 31, 2001, Avista Corp.'s subsidiaries had approximately $22.9 million of indebtedness, $440.4 million of payables and other liabilities, and $673.8 million of energy commodity liabilities (energy commodity liabilities are held in a portfolio containing $860.5 million of energy commodity assets) outstanding.

     As of the date of this prospectus, $533.5 million of first mortgage bonds are outstanding. This amount includes $220 million of non-transferable first mortgage bonds which were issued in September 2001 to the agent bank under Avista Corp.'s primary credit facility in order to provide the benefit of the lien of the mortgage to secure Avista Corp.'s obligations. The indebtedness under the credit facility (including the collateral bonds) are included in Avista Corp.'s short-term debt. See BANK CREDIT AGREEMENTS.

MAINTENANCE AND REPLACEMENT FUND

     Annual Maintenance and Replacement Fund payments are required to be made to the trustee in an amount equal to the excess, if any, of the amount which, in the opinion of an engineer expressed in a certificate delivered to the trustee, should have been expended during the preceding calendar year for repairs, maintenance, renewals or replacements of, or substitutions for, the mortgaged property over the amount actually expended for such purposes. Any annual requirement may be satisfied (a) in cash or (b) by credit for the amount of first mortgage bonds that would otherwise be issuable on the basis of either property additions or of first mortgage bonds or prior lien bonds theretofore retired; provided, however, that the Company is not permitted to satisfy any Maintenance and Replacement Fund requirement by the deposit of cash if, at the time such requirement is to be satisfied, it has unfunded property additions having a cost or fair value (whichever is less) equal to or greater than 110% of such requirement. Cash deposited with the trustee pursuant to the Maintenance and Replacement Fund may, among other things, be applied to the purchase of first mortgage bonds or to the redemption of first mortgage bonds which are, by their terms, redeemable before maturity.

     In every year since the execution and delivery of the mortgage, the Company has made all necessary expenditures for the aforesaid purposes and an engineer has so certified, with the result that the Company has never been required to make any payment to the trustee under the Maintenance and Replacement Fund.

     In addition, the mortgage contains a covenant pursuant to which the Company is required for each calendar year to expend or accrue for maintenance or to appropriate for property retirement or for property amortization 13 1/2% of the gross operating revenues of the Company, as defined therein; provided, however, that the Company may so expend, accrue or appropriate a lesser amount if a regulatory authority determines that such lesser amount is adequate. Excess amounts expended, accrued or appropriated in any year may be credited against the five succeeding years' requirements. This covenant does not require the deposit of cash with the trustee.

     The Company amended the mortgage, effective as of the Modification Effective Date referred to below, to eliminate the provisions for property maintenance and retirement described above. No consent of the holders of the bonds is required in order for this amendment to become effective. See "--Modification."

     (Mortgage, Sec. 38; First Supplemental, Article XXV; Second Supplemental, Sec. 9; Eighteenth Supplemental, Sec. 4; Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II.)

SPECIAL PROVISIONS FOR RETIREMENT OF BONDS

     If, during any 12-month period, any of the mortgaged property is taken by eminent domain and/or sold to any governmental, authority and/or sold pursuant to an order of a governmental authority, with the result that the Company receives $15,000,000 or more in cash or in principal amount of purchase money obligations, the Company is required to apply such cash and the proceeds of such obligations (subject to certain conditions and deductions, and to the extent not otherwise applied) to the redemption of first mortgage bonds which are, by their, terms, redeemable before maturity by the application of such cash and proceeds. (Mortgage, Sec. 64; Tenth Supplemental, Sec. 4.)

ISSUANCE OF ADDITIONAL BONDS

     The present maximum principal amount of first mortgage bonds which may be outstanding under the mortgage is $10,000,000,000. However, the Company has reserved the right to amend the mortgage (without any consent of or other action of holders of any bonds now or hereafter outstanding) to remove this limitation.

     First mortgage bonds of any series may be issued from time to time on the basis of:

     (1) 60% of cost or fair value of property additions (whichever is less) after adjustments to offset retirements;

     (2) retirement of first mortgage bonds; and

     (3) deposit of cash.

     The Old Bonds were issued upon the basis of unfunded property additions and retired first mortgage bonds and New Bonds will only be issued in exchange for a like principal amount of Old Bonds tendered in the Exchange Offer.

     The Company has amended the mortgage, effective as of the Modification Effective Date referred to below, to (x) change 60% in the preceding sentence to 70% and (y) make correlative changes in provisions relating to, among other things, the release of property from the lien of the mortgage and the withdrawal of cash held by the trustee. No consent of the holders of the bonds is required in order for this amendment to become effective. See "--Modification."

     No first mortgage bonds may be issued as described in clause (1) or (3) in the preceding paragraph unless net earnings for 12 consecutive months out of the preceding 15 calendar months (before income taxes, depreciation and amortization of property, property losses and interest on any indebtedness and amortization of debt discount and expense) are at least twice the annual interest requirements on all first mortgage bonds at the time outstanding, including the additional issue, and on all indebtedness of prior rank. Such net earnings test generally need not be satisfied prior to the issuance of first mortgage bonds as described in clause (2) in the preceding paragraph unless (x) the annual requirements on the retired first mortgage bonds on the basis of which the bonds are to be issued have been excluded from a net earnings certificate delivered to the trustee since the retirement of such first mortgage bonds or (y)(i) the retired first mortgage bonds on the basis of which the bonds are to be issued mature by their terms at a date more than two years after the date for authentication and delivery of such bonds and (ii) the bonds bear interest at a higher rate than such retired first mortgage bonds.

     The Company has amended the mortgage, effective as of the Modification Effective Date referred to below:

     o to modify the net earnings test described in the preceding paragraph to, among other things:

          o provide that the period over which net earnings is computed shall be 12 out of the preceding 18 months;

          o specifically permit the inclusion in net earnings of revenues collected or accrued subject to possible refund; specifically permit the inclusion in net earnings of any portion of the allowance for funds used during construction, and any portion of the allowance for funds used to conserve energy (or any analogous amount), which is not included in "other income" (or any analogous item) in the Company's books of account;

          o provide that, in calculating net earnings, no deduction from revenues or other income shall be made for (1) expenses or provisions for any non-recurring charge to income of whatever kind or nature (including without limitation the recognition of expense due to the non-recoverability of investment) or (2) provisions for any refund of revenues previously collected or accrued subject to possible refund, and

          o provide that, in calculating annual interest requirements, (1) if any first mortgage bonds or prior ranking indebtedness bears interest at a variable rate, the annual interest requirements thereon shall be determined by reference to the rate or rates in effect on the date next preceding the date of the new issue of first mortgage bonds and (2) if the new issue of first mortgage bonds is to bear interest at a variable rate or rates, the annual interest requirements thereon shall be determined by reference to the rate or rates to be in effect at the time of the initial issuance thereof.

     No consent of the holders of the bonds is required in order for this amendment to become effective. See "--Modification."

     Property additions generally include electric, natural gas, steam or water property acquired after May 31, 1939, but may not include property used principally for the production or gathering of natural gas. Any such property additions may be used if their ownership and operation is within the corporate purposes of the Company regardless of whether or not the Company has all necessary permission it may need at any time from governmental authorities to operate such property additions.

     The holders of the bonds will be deemed to have consented to an amendment to the provision of the mortgage which requires that Avista Corp. deliver an opinion of counsel as to the status of the lien of the mortgage on Property Additions being certified to the Trustee. The amendment permits us to deliver to the Trustee, in lieu of such opinion, title insurance with respect to such Property Additions in an amount not less than 35% of the cost or fair value to Avista Corp. (whichever is less) of such Property Additions. Such amendment could not be made without the requisite consent of the holders of outstanding bonds as described under "--Modification."

     No first mortgage bonds may be issued on the basis of property additions subject to prior liens, unless the prior lien bonds secured thereby have been qualified by being deducted from the first mortgage bonds otherwise issuable and do not exceed 50% of such property additions, and unless the first mortgage bonds then to be outstanding which have been issued against property subject to continuing prior liens and certain other items would not exceed 15% of the first mortgage bonds outstanding. The Company has amended the mortgage, effective as of the Modification Effective Date referred to below, to change 50% in the foregoing sentence to 70%. No consent of the holders of the bonds is required in order for this amendment to become effective. See "--Modification."

     The amount of prior liens on mortgaged property acquired after the date of delivery of the mortgage may be increased subsequent to the acquisition of such property provided that, if any property subject to such prior lien shall have been made the basis of any application under the mortgage, all the additional obligation are deposited with the trustee or other holder of a prior lien. (Mortgage, Secs. 4 to 8, 20 to 30 and 46; First Supplemental, Sec. 2; Eleventh Supplemental, Sec. 5; Twelfth Supplemental, Sec. 1; Fourteenth Supplemental, Sec. 4; Seventeenth Supplemental, Sec. 3; Eighteenth Supplemental, Secs. 1, 2 and 6; Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II.)

RELEASE AND SUBSTITUTION OF PROPERTY

     Property may be released from the lien of the mortgage upon the basis of
(1) deposit of cash or, to a limited amount, purchase money mortgages, (2) property additions and (3) waiver of the right to issue first mortgage bonds. Cash may be withdrawn upon the bases stated in clauses (2) and (3) above. When property released has not been made the basis of any application under the mortgage, the property additions used to effect the release may again, in certain cases, become available as credits under the mortgage, and the waiver of the right to issue first mortgage bonds, to effect the release made in certain cases, cease to be effective as such a waiver. Similar provisions are in effect as to cash proceeds of such property. The mortgage contains special provisions with respect to prior lien bonds pledged, and disposition of moneys received on pledged bonds secured by prior lien. (Mortgage, Secs. 5; 31, 32, 46 to 50, 59, 60, 61, 118 and 134.)

MODIFICATION

     In general, the mortgage, the rights and obligations of the Company and the rights of the bondholders may be modified with the consent of 75% in principal amount of the first mortgage bonds outstanding, and, if less than all series of first mortgage bonds are affected, the consent also of 75% in principal amount of the first mortgage bonds of each series affected. However, no modification of the terms of payment of principal or interest, and no modification affecting the lien or reducing the percentage required for modification, is effective against any bondholder without his consent. The Company has the right to make certain specific amendments and amendments necessary from time to time to qualify the mortgage under the Trust Indenture Act of 1939 as in force on the date of such amendments without the consent of bondholders. (Mortgage, Art. XVIII, Secs. 120 and 149; First Supplemental, Sec. 10.)

     The Company has amended the mortgage, effective as of the Modification Effective Date referred to below, so as to provide that the mortgage, the rights and obligations of the Company and the rights of the bondholders may be modified with the consent of 60% in principal amount of the first mortgage bonds outstanding or, if less than all series of first mortgage bonds are affected, then the consent only, of 60% in principal amount of the first mortgage bonds outstanding of the series so affected, considered as one class. (Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II.) No consent of the holders of the bonds is required in order for these amendments to become effective.

     In addition to all other amendments to the mortgage described above which will become effective as of the Modification Effective Date referred to below, the Company has amended the mortgage, effective as of the Modification Effective Date referred to below, in the following respects:

     o to specifically provide that no reduction in the book value of property recorded in the plant account of the Company shall constitute a property retirement, otherwise than in connection with physical retirements of property abandoned, destroyed or disposed of, and otherwise than in connection with the removal of such property in its entirety from the plant account;

     o to provide that the lien of the mortgage shall not automatically attach to the properties of another corporation which shall have consolidated or merged with the Company in a transaction in which the Company shall be the surviving or resulting corporation;

     o to provide that if the Company shall have appointed a successor trustee, meeting the requirements therefor set forth in the mortgage, which shall have accepted such appointment, the trustee shall be deemed to have resigned; and

     o to specifically provide that the mortgage may be amended without the consent of the holders of the first mortgage bonds:

          o    to evidence the succession of a successor trustee;

          o to add additional covenants of the Company and additional defaults, which may be applicable only to the first mortgage bonds of specified series;

          o to correct the description of property subject to the lien of the mortgage or to subject additional property to such lien;

          o to change or eliminate any provision of the mortgage or to add any new provision to the mortgage; provided, that no such change, elimination or addition shall adversely affect the interests of the holders of first mortgage bonds of any series in any material respect;

          o to establish the form or terms of first mortgage bonds of any series;

          o to provide for procedures to utilize a non-certificated system of registration for all or any series of first mortgage bonds;

          o to change any place or places for payment, registration of transfer or exchange, or notices to and demands upon the Company, with respect to all or any series of first mortgage bonds;

          o to increase or decrease the maximum principal amount of bonds issuable under the mortgage; to make any other changes which do not adversely affect the interests of the holders of first mortgage bonds of any series in any material respect;

          o or to evidence any change required or permitted under the Trust Indenture Act of 1939, as amended.

     (Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II)

     No consent of the holders of the bonds is required in order for these amendments to become effective.

     As used herein, the term "Modification Effective Date" means the first time at which certain first mortgage bonds which mature May 29, 2002 are no longer outstanding (unless the holders of such first mortgage bonds consent to the foregoing amendments).

COMPLETED DEFAULTS; REMEDIES

     Completed Defaults include default in payment of principal; default for 60 days in payment of interest; default in payment of interest or principal of qualified prior lien bonds continued beyond any grace period; certain events in bankruptcy, insolvency or reorganization; and default in complying with other covenants for 90 days after notice. The trustee may withhold notice of default (except in payment of principal, interest or funds for retirement of first mortgage bonds) if it determines that it is in the interest of the bondholders. (Mortgage, Secs. 44, 65 and 135.)

     The mortgage provides that, upon the occurrence of a Completed Default, the trustee may, and upon written request of the holders of a majority in principal amount of first mortgage bonds then outstanding shall, declare the principal of and accrued interest on all outstanding bonds immediately due and payable; provided, however, that if, before any sale of the mortgaged property, all defaults have been cured, the holders of a majority in principal amount of outstanding first mortgage bonds may annul such declaration. (Mortgage, Sec. 65.)

     No holder of first mortgage bonds may enforce the lien of the mortgage unless such holder shall have given the trustee written notice of a default and unless the holders of 25% in principal amount of the first mortgage bonds have requested the trustee in writing to act and have offered the trustee adequate security and indemnity and a reasonable opportunity to act. Holders of a majority in principal amount of the first mortgage bonds may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee, or may direct the trustee to take certain action. (Mortgage, Secs. 65, 68, 69, 79, 92 and 138(d) and Art. XXV.)

     Notwithstanding any other provision of the mortgage, the right of any holder of any bond to receive payment of the principal of and interest on such bond, or to institute suit for the enforcement of any such payment, shall not be impaired or affected without the consent of such holder. (Mortgage, Sec. 148).

     The laws of the various states in which the property subject to the lien of the mortgage is located may limit or deny the ability of the trustee and/or the bondholders to enforce certain rights and remedies provided in the mortgage in accordance with their terms.

CONCERNING THE TRUSTEE

     The Trustee has, and is subject to, all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939, as amended. Subject to such provisions, the Trustee is not under any obligation to take any action in respect of any default or otherwise, or toward the execution or enforcement of any of the trusts created by the mortgage, or to institute, appear in or defend any suit or other proceeding in connection therewith, unless requested in writing so to do by the holders of a majority in principal amount of the bonds then outstanding. Anything in the mortgage to the contrary notwithstanding, the Trustee is under no obligation or duty to perform any act thereunder (other than the delivery of notices) or to institute or defend any suit in respect hereof, unless properly indemnified to its satisfaction. (Mortgage, Sec. 92).

     The Trustee may at any time resign and be discharged of the trusts created by the mortgage by giving written notice to the Company and thereafter publishing notice thereof, specifying a date when such resignation shall take effect, as provided in the mortgage, and such resignation shall take effect upon the day specified in such notice unless previously a successor trustee shall have been appointed by the bondholders or the Company. The Trustee may be removed at any time by the holders of a majority in principal amount of the bonds then outstanding. (Mortgage, Secs. 100 and 101).

EVIDENCE OF COMPLIANCE WITH MORTGAGE PROVISIONS

     Compliance with mortgage provisions is evidenced by written statements of the Company's officers or persons selected or paid by the Company. In certain major matters the accountant or engineer must be independent. Various certificates and other papers are required to be filed annually and upon the happening of certain events, including an annual certificate with reference to compliance with the terms of the mortgage and absence of Defaults.

REPORTS

     Whether or not required by the rules and regulations of the SEC, so long as any bonds are outstanding, Avista Corp. will furnish to the holders of bonds, within the time periods specified in the SEC's rules and regulations:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Avista Corp.'s certified independent accountants; and

          (2) all current reports that would be required to be filed with the SEC on Form 8-K.

     In addition, whether or not required by the rules and regulations of the SEC, Avista Corp. will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Avista Corp. has also agreed that, for so long as any bonds remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

BOOK-ENTRY, DELIVERY AND FORM

     The New Bonds initially will be represented by one or more bonds in registered, global form without interest coupons (collectively, the "Global Bonds"). Upon issuance, the Global Bonds will be deposited with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the Global Bonds may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Bonds may not be exchanged for bonds in certificated form except in the limited circumstances described below. See "--Exchange of Global Bonds for Certificated Bonds." Except in the limited circumstances described below, owners of beneficial interests in the Global Bonds will not be entitled to receive physical delivery of bonds in certificated form. In addition, transfers of beneficial interests in the Global Bonds will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

DEPOSITORY PROCEDURES

     The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Avista Corp. takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     DTC has advised Avista Corp. that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised Avista Corp. that, pursuant to procedures established by it:

     (1) upon deposit of the Global Bonds representing the Old Bonds, DTC credited the accounts of Participants designated by the initial purchasers of the Old Bonds with portions of the principal amount of the Global Bonds; and

     (2) ownership of these interests in the Global Bonds are, and ownership of interests in New Bonds will be, shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the

Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Bonds).

     Investors in the Global Bonds who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Bonds who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream will hold interests in the Global Bonds on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Bond, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Bond to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Bond to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL BONDS WILL NOT HAVE BONDS REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF BONDS IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE MORTGAGE OR THE BONDS FOR ANY PURPOSE.

     Payments in respect of the principal of, and interest and premium, if any, on a Global Bond registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the mortgage. Under the terms of the mortgage, Avista Corp. and the trustee will treat the Persons in whose names the bonds, including the Global Bonds, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither Avista Corp., the trustee nor any agent of Avista Corp. or the trustee has or will have any responsibility or liability for:

          (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Bonds or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Bonds; or

          (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised Avista Corp. that its current practice, upon receipt of any payment in respect of securities such as the bonds (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of bonds will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Avista Corp. Neither Avista Corp. nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the bonds, and Avista Corp. and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     DTC has advised Avista Corp. that transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer and exchange restrictions described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Bond in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

     DTC has advised Avista Corp. that it will take any action permitted to be taken by a Holder of bonds only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Bonds and only in respect of such portion of the aggregate principal amount of the bonds as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the bonds, DTC reserves the right to exchange the Global Bonds for legended bonds in certificated form, and to distribute such bonds to its Participants.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Bonds among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Avista Corp. nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF GLOBAL BONDS FOR CERTIFICATED BONDS

     A Global Bond is exchangeable for definitive bonds in registered certificated form ("Certificated Bonds") if:

          (1) DTC (a) notifies Avista Corp. that it is unwilling or unable to continue as depositary for the Global Bonds and Avista Corp. fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act and Avista Corp. fails to appoint a successor depositary; or

          (2) Avista Corp., at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Bonds.

     Certificated Bonds delivered in exchange for any Global Bond or beneficial interests in Global Bonds will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DTC Deposit/Withdraw at Custodian system and an appropriate adjustment will be made to reflect a decrease in the principal amount of the relevant Global Bond.

SAME DAY SETTLEMENT AND PAYMENT

     Avista Corp. will make payments in respect of the bonds represented by the Global Bonds (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Bond Holder. Avista Corp. or its paying agent will make all payments of principal, interest and premium with respect to Certificated Bonds by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The bonds represented by the Global Bonds are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such bonds will, therefore, be required by DTC to be settled in immediately available funds. Avista Corp. expects that secondary trading in any Certificated Bonds will also be settled in immediately available funds.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Bond from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Avista Corp. that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Bond by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.


                             BANK CREDIT AGREEMENTS

AVISTA CORP.

     Avista Corp. has a $220 million line of credit with various banks under a credit agreement that expires May 29, 2002. We have pledged our shares of common stock of Avista Capital as security for our indebtedness under this agreement. As of December 31, 2001, $55 million was outstanding under this line of credit. This agreement contains customary covenants and default provisions, including covenants not to permit (1) the ratio of "consolidated total debt" (as defined in the Avista Corp. credit agreement) to "consolidated total capitalization" (as defined in the Avista Corp. credit agreement) of Avista Corp. to be, at the end of any fiscal quarter, greater than certain specified ratios; and (2) the ratio of "consolidated cash flow" (as defined in the Avista Corp. credit agreement) to "consolidated fixed charges" (as defined in the Avista Corp. credit agreement) of Avista Corp. or Avista Utilities for any four-fiscal-quarter period ending on any date set forth below to be less than certain specified ratios.

     In August 2001 we determined that we would not comply with the fixed charge coverage covenant with respect to Avista Corp. described above for the four-fiscal-quarter period ending September 30, 2001 or for any subsequent period through the expiration date of the agreement. Accordingly, Avista Corp. requested, and obtained, a waiver of this covenant. The failure to comply with the covenant for these periods will not constitute an event of default under the agreement. In connection with this waiver, on September 21, 2001 Avista Corp. issued to the agent bank $220 million in principal amount of non-transferable first mortgage bonds under the mortgage in order to provide the benefit of the lien of the mortgage to secure Avista Corp.'s obligations under the credit agreement.

AVISTA ENERGY


     Avista Energy and its subsidiary, Avista Energy Canada, Ltd., as co-borrowers, have a credit agreement with various banks in the aggregate amount of $97.2 million expiring June 28, 2002. The credit agreement may be terminated by the banks at any time and all extensions of credit under the agreement are payable upon demand, in either case at the lenders' sole discretion. The agreement also provides, on an uncommitted basis, for the issuance of letters of credit to secure contractual obligations to counterparties. The facility is guaranteed by Avista Capital and is secured by substantially all of Avista Energy's assets. The maximum amount of credit extended by the lenders for cash advances is $30 million. At December 31, 2001, there were no cash advances (demand notes payable) outstanding, and letters of credit outstanding totaled approximately $40 million.

     The Avista Energy agreement contains customary covenants and default provisions, including covenants to maintain "minimum net working capital" and "minimum net worth" (as defined in the Avista Energy credit agreement) and a covenant limiting the amount of indebtedness which the co-borrowers may incur. In addition, the agreement contains certain restricted payment provisions generally prohibiting distributions. Quarterly dividends are, however, permitted, subject to certain "net worth" and "working capital" requirements, in an amount equal to 50% of Avista Energy's net earnings (in some cases after certain adjustments) during the immediately preceding fiscal quarter.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     This section describes the material United States federal income tax consequences of exchanging the Old Bonds for New Bonds and of owning and disposing of bonds. This section reflects the opinion of Thelen Reid & Priest LLP, counsel to Avista Corp. This section applies to you only if you acquired the Old Bonds in the offering at the offering price and you hold your bonds as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies,

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

     o    a bank,

     o    a life insurance company,

     o    a tax-exempt organization,

     o a person that owns bonds that are a hedge or that are hedged against interest rate risks,

     o a person that owns bonds as part of a straddle or conversion transaction for tax purposes, or

     o    a person whose functional currency for tax purposes is not the U.S.
          dollar.

     If you purchase bonds at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. This section does not discuss all aspects of taxation that may be relevant to you. Accordingly, you should consult your tax advisor as to the application and effect of state and local taxes, foreign taxes and other tax laws.

UNITED STATES HOLDERS

     This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a bond and you are:

     o    a citizen or resident of the United States,

     o    a domestic corporation or partnership,

     o an estate whose income is subject to United States federal income tax regardless of its source, or

     o a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     If you are not a United States holder, this subsection does not apply to you and you should refer to "--United States Alien Holders" below.

     Exchange of Old Bonds for New Bonds

     An exchange of Old Bonds for New Bonds will not be a taxable event for federal income tax purposes. Rather, the New Bonds will be treated as a continuation of the Old Bonds in the hands of a United States holder. As a result, you will not recognize any income, gain or loss for federal income tax purposes upon an exchange of Old Bonds for New Bonds, and you will have the same tax basis and holding period in the New Bonds as you had in the Old Bonds.

     Payments of Interest

     You will be taxed on interest on your bonds as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

     Purchase, Sale and Retirement of the Bonds

     Your tax basis in your Old Bonds generally will be their cost, and your tax basis in any New Bonds acquired in the Exchange Offer will be equal to your tax basis in the Old Bonds surrendered. You will generally recognize capital gain or loss on the sale or retirement of bonds equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your bonds. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year.

UNITED STATES ALIEN HOLDERS

     This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a bond and are, for United States federal income tax purposes:

     o    a nonresident alien individual,

     o    a foreign corporation,

     o    a foreign partnership,

     o an estate unless its income is subject to United States federal income tax regardless of its source, or

     o a trust unless a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are a United States holder, this section does not apply to you.

     An exchange of Old Bonds for New Bonds will not constitute a taxable event for federal income tax purposes. Rather, the New Bonds will be treated as a continuation of the Old Bonds in the hands of a United States alien holder. As a result, you will not recognize any income, gain or loss for federal income tax purposes upon an exchange of Old Bonds for New Bonds, and you will have the same tax basis and holding period in the New Bonds as you had in the Old Bonds.

     Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a bond:

     o we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest to you if, in the case of payments of interest:

          (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Avista Corp. entitled to vote,

          (2) you are not a controlled foreign corporation that is related to Avista Corp. through stock ownership, and

          (3) either (1) you furnish the U.S. payor an Internal Revenue Service Form W-8BEN certifying under penalties of perjury that you are not a United States person, or (2) the payor can otherwise be satisfied that you are not a United States person by relying on account documentation or other evidence as prescribed in Treasury regulations. You should consult your tax advisor regarding this requirement. However, this requirement will not be considered satisfied if the payor has actual knowledge or reason to know that you are a United States person notwithstanding the certificate or other documentation.

     o no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your bond, including the exchange of Old Bonds for New Bonds.

     If you are engaged in a trade or business within the United States and the interest on the bond is effectively connected with your United States business, the interest and any gain on the bond will not be subject to withholding if you have provided the payor an Internal Revenue Service Form W-8 as prescribed in the Treasury regulations. However, interest on a bond that is effectively connected with your United States business will be subject to United States taxation in the same manner as applies to United States holders. In addition, many tax treaties with the United States provide that interest and gain from United States sources are not taxable in the United States, unless such amounts are attributable to a permanent establishment in the United States. If you are entitled to the benefits of a treaty with the United States that provides these benefits, then interest and gain from the bond will generally not be taxable, even if effectively connected with a United States trade or business, unless you also have a permanent establishment in the United States to which the interest or gain is attributable. In order to claim benefits under a tax treaty with the United States, you must furnish an Internal Revenue Service Form W-8BEN to the payor.

     Further, a bond held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for United States federal estate tax purposes if:

     o the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Avista Corp. entitled to vote at the time of death, and

     o the income on the bond would not have been effectively connected with a United States trade or business of the decedent at the same time.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     We and other payors, including brokers, may be required to report to you and to the Internal Revenue Service any payments of principal, premium and interest on your bond and the amount of any proceeds from the sale or exchange of your bond. As described more fully below, we and other payors may also be required to make "backup withholding" from payments of principal, premium, interest and sales proceeds if you fail to provide an accurate taxpayer identification number or otherwise establish an exemption from backup withholding.

     Backup withholding is not an additional tax. If you are subject to backup withholding, you may obtain a credit or refund of the amount withheld by filing the required information with the Internal Revenue Service.

     UNITED STATES HOLDERS

     In general, if you are a noncorporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal, any premium and interest on your bond. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your bond before maturity within the United States. Additionally, backup withholding at a rate of 30% (subject to phase-in rate reductions until the rate equals 28% for payments after 2005) will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

     UNITED STATES ALIEN HOLDERS

     In general, payments of principal, premium or interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under "--United States Alien Holders" are satisfied or you otherwise establish an exemption.

     We and other payors are required to report payments of interest on your bonds on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

     In general, proceeds of your sale of a bond will not be subject to backup withholding or information reporting if:

     o you furnish your broker an Internal Revenue Service Form W-8BEN certifying under penalties of perjury that you are not a United States person, or

     o your broker possesses other documentation concerning your account on which the broker is permitted to rely under Treasury regulations to establish that you are a non-United States person, or

     o    you otherwise establish an exemption.

     If you are not exempted from backup withholding and information reporting under the preceding paragraph:

     o Backup withholding and information reporting will apply to the proceeds of any sale that you make through the United States office of any broker, foreign or domestic.

     o Information reporting will also apply to the proceeds of sales that are made through a foreign office of a broker if the proceeds are paid into a United States account, or such proceeds or the confirmation of the sale are mailed to you at a United States address, or if you have opened an account with a United States office of your broker, or regularly communicated with the broker from the United States concerning the sale in question and other sales, or negotiated the sale in question through the broker's United States office. Backup withholding will also apply unless the proceeds of such a sale are paid to an account maintained at a bank or other financial institution located outside the United States.

     o Information reporting, but not backup withholding, will apply to sales made through a foreign office of a broker that is (1) a United States person as defined in the Internal Revenue Code, (2) a foreign person that derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) a controlled foreign corporation as defined in the Internal Revenue Code, or (4) a foreign partnership with certain U.S. connections.

     Notwithstanding any withholding certificate or documentary evidence in a broker's possession, a broker who has actual knowledge or reason to know that you are a United States person will be required to make backup withholdings and file information reports with the Internal Revenue Service if the broker is a U.S. person or is a foreign person that has a U.S. connection of the type discussed in the last bullet point of the preceding paragraph.


                              PLAN OF DISTRIBUTION

     As discussed under THE EXCHANGE OFFER, based on an interpretation of the staff of the SEC, New Bonds issued pursuant to the Exchange Offer may be offered for resale and resold or otherwise transferred by any Holder of such New Bonds (other than any such Holder which is an "affiliate" of Avista Corp. within the meaning of Rule 405 under the Securities Act and except as otherwise discussed below with respect to Holders which are broker-dealers) without compliance with the registration and prospectus delivery requirements of the Securities Act so long as such New Bonds are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such New Bonds.

     Each broker-dealer that receives New Bonds for its own account in exchange for Old Bonds which were acquired by such broker-dealer as a result of market-making activities or other trading activities must, and must agree to, deliver a prospectus in connection with any resale of such New Bonds. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Bonds received in exchange for Old Bonds where such Old Bonds were acquired as a result of market-making activities or other trading activities. Avista Corp. will for a period of 180 days after the Expiration Date make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     New Bonds received by broker-dealers for their own account in the Exchange Offer as described above may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Bonds or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Bonds. Any broker-dealer that resells New Bonds that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Bonds may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Bonds and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The interpretation of the staff of the SEC referred to in the first paragraph of this section does not apply to, and this prospectus may not be used in connection with, the resale by any broker-dealer of any New Bonds received in exchange for an unsold allotment of Old Bonds purchased directly from Avista Corp.

     Avista Corp. will not receive any proceeds from the issuance of the New Bonds pursuant to the Exchange Offer or from any subsequent sale of the New Bonds. Avista Corp. has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the holders of the New Bonds and will indemnify the holders of the New Bonds (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.


                       WHERE YOU CAN FIND MORE INFORMATION

     Avista Corp. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document Avista Corp. files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Avista Corp. SEC filings are also available to the public from the SEC's website at http://www.sec.gov. However, information on this website does not constitute a part of this prospectus.


During 2002, Avista Corp. has filed the following documents with the SEC pursuant to the Exchange Act:

     o Annual Report on Form 10-K for the year ended December 31, 2001 (the "Form 10-K").

     o    Current Report on Form 8-K filed February 22, 2002.


     These documents, as well as any other documents subsequently filed with the SEC before the termination of the offering of the New Bonds, are incorporated herein by reference and are considered to be part of this prospectus. Later information contained in this prospectus updates and supersedes the information set forth in the Form 10-K and any other incorporated documents.

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

     We are including the following cautionary statements in this prospectus to make applicable and to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, Avista Corp. Forward-looking statements include statements concerning plans, objectives, goals, strategies, projections of future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and are all statements which are not statements of historical fact. Forward-looking statements include statements that are identified by the use of the words such as, but not limited to, "will," "anticipates," "seeks to," "estimates," "expects," "intends," "plans," "predicts," and similar expressions. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of Avista Corp., are also expressly qualified by these cautionary statements.

     Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation management's examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished. Furthermore, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update or revise any forward-looking statement or statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on Avista Corp.'s business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. In addition to other factors and matters discussed elsewhere in this offering circular, the following are some important factors that could cause actual results or outcomes from our operations to differ materially from the forward-looking statements.

AVISTA UTILITIES' OPERATIONS


     Important factors relating to Avista Utilities' operations include continuing legislative developments, governmental policies and regulatory actions with respect to allowed rates of return, financings, or industry and rate structures; weather conditions and future streamflow conditions and their impact on the availability of hydroelectric resources; outages of any generating facilities; changes in demand for energy due to weather conditions, customer growth and other factors; wholesale and retail competition (including but not limited to electric retail wheeling and transmission cost); availability of economic supplies of purchased power and natural gas; competition in present or future natural gas distribution or transmission (including but not limited to prices of alternative fuels and system deliverability costs); the availability and costs of electric capacity and energy and natural gas in wholesale markets as well as volatility and illiquidity in these markets; recovery of purchased power and purchased gas costs; the ability to make profitable sales of any surplus electric capacity or energy in wholesale markets; present or prospective generation, operations and construction of plant facilities; and acquisition and disposal of assets or facilities.


ENERGY TRADING AND MARKETING OPERATIONS

     Energy Trading and Marketing includes the operations of Avista Energy and Avista Power. Important factors relating to our Energy Trading and Marketing operations include further industry restructuring evolving from federal and/or state legislation; federal and state regulatory and legislative actions; governmental controls on market operations and prices (including FERC price controls and possible retroactive price caps and resulting refunds); demand for and availability of energy throughout the country; wholesale competition; availability of economic supplies of natural gas; margins on purchased power; changes in market factors; the formation of additional alliances or entities; the availability of economically feasible generating projects; and the availability of funding for new generating assets.

INFORMATION AND TECHNOLOGY, AND OTHER OPERATIONS

     Important factors relating to the remaining Avista Corp. subsidiaries' operations include competition from other companies and other technologies; obsolescence of technologies; the inability to reduce costs of the technologies down to economic levels; the inability to obtain new customers and loss of significant customers or suppliers; reliability of customer orders; business acquisitions; disposal of assets; the availability of funding from other sources; research and development findings; and the availability of economic expansion or development opportunities.

FACTORS COMMON TO ALL OPERATIONS


     The business and profitability of Avista Corp. are also influenced by, among other things, economic risks; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; market demand for energy from plants or facilities; changes in tax rates or policies; unanticipated project delays or changes in project costs; unanticipated changes in operating expenses or capital expenditures; labor negotiations or disputes; changes in credit ratings or capital market conditions; inflation rates; inability of the various counterparties to meet their obligations with respect to financial instruments; failure to deliver on the part of any parties from which Avista Corp. purchases capacity or energy; Avista Corp.'s ability to obtain debt or equity financing; changes in accounting principles and/or the application of such principles to Avista Corp.; changes in technology; changes in economic, business or political conditions, including the continuing impact on the economy of the September 11, 2001 terrorist attacks; and outcomes of legal proceedings.



                                  LEGAL MATTERS

     The validity of the New Bonds will be passed upon for Avista Corp. by Thelen Reid & Priest LLP and Heller Ehrman White & McAuliffe LLP. In addition, matters of federal income tax law and federal securities law will be passed upon by Thelen Reid & Priest LLP. In giving their opinion, Thelen Reid & Priest LLP may rely as to matters of Washington, California, Idaho, Montana and Oregon law upon the opinion of Heller Ehrman White & McAuliffe LLP.


                                     EXPERTS


     The financial statements incorporated in this prospectus by reference from Avista Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 21. EXHIBITS.


     Reference is made to the Exhibit Index on p. II-4 hereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane and State of Washington on the 9th day of April, 2002.


                                                     AVISTA CORPORATION


                                                     /S/ JON E. ELIASSEN
                                                -----------------------------
                                                       Jon E. Eliassen
                                                    Senior Vice President
                                                 and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.


           SIGNATURE                          TITLE                    DATES



              *
------------------------------
          Gary G. Ely                 Director and Principal       April 9, 2002
 (Director, President and             Executive Officer
 Chief Executive Officer)


    /S/ JON E. ELIASSEN
------------------------------
        Jon E. Eliassen               Principal Financial and      April 9, 2002
(Senior Vice President and            Accounting Officer
 Chief Financial Officer)


              *
------------------------------
       Erik. J. Anderson              Director                     April 9, 2002


              *
------------------------------
       Kristianne Blake               Director                     April 9, 2002

              *
------------------------------
        David A. Clack                Director                     April 9, 2002

              *
------------------------------
  Sarah M. R. (Sally) Jewell          Director                     April 9, 2002


              *
------------------------------
        John F. Kelly                 Director                     April 9, 2002


              *
------------------------------
    Jessie J. Knight, Jr.             Director                     April 9, 2002


              *
------------------------------
       Eugene W. Meyer                Director                     April 9, 2002


              *
------------------------------
        Bobby Schmidt                 Director                     April 9, 2002


              *
------------------------------
        R. John Taylor                Director                     April 9, 2002


              *
------------------------------
      Daniel J. Zaloudek              Director                     April 9, 2002



* By: /S/ JON E. ELIASSEN
      ------------------------
      Jon E. Eliassen
      Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.       Description of Exhibit
-----------       ----------------------



   23(b)          - Consent of Deloitte & Touche LLP.



   25             - Statement of Eligibility of Trustee on Form T-1 of Citibank,
                    N.A.